SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2013

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA French Bank S.A.

Item

1.	Financial Statements as of June 30, 2013 together with Independent Auditors’ Limited Review Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date:	August 16, 2013	By:	/s/ Ignacio Sanz y Arcelus
			Name:	Ignacio Sanz y Arcelus
			Title:	Chief Financial Officer

FINANCIAL STATEMENTS AS OF JUNE 30, 2013 TOGETHER WITH INDEPENDENT AUDITORS’ LIMITED REVIEW REPORT.

BALANCE SHEETS AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

	06-30-2013	12-31-2012
ASSETS:
A. CASH AND DUE FROM BANKS:
Cash	1,547,764	1,879,430
Due from banks and correspondents	6,519,525	6,715,530

Argentine Central Bank (BCRA)	6,418,792	6,581,691
Other local	740	267
Foreign	99,993	133,572

	8,067,289	8,594,960

B. GOVERNMENT AND PRIVATE SECURITIES:
Holdings booked at fair value (Exhibit A)	1,229,597	1,829,927
Holdings booked at amortized cost (Exhibit A)	164	164
Instruments issued by the BCRA (Exhibit A)	3,149,269	2,201,676
Investments in listed private securities (Exhibit A)	139	187
Less: Allowances (Exhibit J)	191	188

	4,378,978	4,031,766

C. LOANS:
To government sector (Exhibits B, C and D)	74,850	35,067
To financial sector (Exhibits B, C and D)	2,447,483	2,348,305

Interfinancial – (Call granted)	235,000	175,319
Other financing to local financial institutions	1,780,953	1,795,844
Interest and listed-price differences accrued and pending collection	431,530	377,142

To non financial private sector and residents abroad (Exhibits B, C and D)	28,267,463	25,632,160

Overdraft	6,126,895	5,097,179
Discounted instruments	4,249,685	4,240,993
Real estate mortgage	1,008,506	877,775
Collateral Loans	962,450	783,253
Consumer	5,380,904	4,772,722
Credit cards	5,459,976	4,729,243
Other	4,757,926	4,785,893
Interest and listed-price differences accrued and pending collection	398,113	418,515
Less: Interest documented together with main obligation	76,992	73,413

Less: Allowances (Exhibit J)	583,790	497,041

	30,206,006	27,518,491

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	550,751	537,997
Amounts receivable for spot and forward sales to be settled	1,039,333	931
Instruments to be received for spot and forward purchases to be settled (Exhibit O)	98,935	18
Unlisted corporate bonds (Exhibits B, C and D)	2,994	15,973
Non-deliverable forward transactions balances to be settled	26,530	9,424
Other receivables not covered by debtor classification regulations	—,—	404
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	148,183	121,266
Less: Allowances (Exhibit J)	918	950

	1,865,808	685,063

E. RECEIVABLES FROM FINANCIAL LEASES:
Receivables from financial leases (Exhibits B, C and D)	1,299,129	1,064,322
Interest accrued pending collection (Exhibits B, C and D)	18,275	14,557

Less: Allowances (Exhibit J)	15,341	12,400

	1,302,063	1,066,479

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions (Exhibit E)	260,739	208,242
Other (Note 5.a.) (Exhibit E)	130,209	120,023

	390,948	328,265

G. OTHER RECEIVABLES:
Other (Note 5.b.)	1,347,495	1,072,722
Other interest accrued and pending collection	8,121	6,114
Less: Allowances (Exhibit J)	451,655	293,320

	903,961	785,516

H. PREMISES AND EQUIPMENT (Exhibit F):	614,017	619,441

I. OTHER ASSETS (Exhibit F):	71,848	26,294

J. INTANGIBLE ASSETS (Exhibit G):
Organization and development expenses	113,572	117,193

	113,572	117,193

K. SUSPENSE ITEMS:	7,906	10,630

TOTAL ASSETS:	47,922,396	43,784,098

(Contd.)

BALANCE SHEETS AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

	06-30-2013	12-31-2012
LIABILITIES:
L. DEPOSITS (Exhibits H and I):
Government sector	1,313,723	2,122,608
Financial sector	36,562	18,787
Non financial private sector and residents abroad	35,551,410	32,029,647

Checking accounts	9,226,192	8,806,002
Savings deposits	10,906,417	9,816,292
Time deposits	14,508,460	12,634,057
Investments accounts	5,420	6,929
Other	738,099	639,281
Interest and listed-price differences accrued payable	166,822	127,086

	36,901,695	34,171,042

M. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (Exhibit I)	64,679	51,936

Other	64,679	51,936

Banks and International Institutions (Exhibit I)	107,704	262,770
Unsubordinated corporate bonds (Exhibit I)	148,900	334,093
Amounts payable for spot and forward purchases to be settled	72,167	18
Instruments to be delivered for spot and forward sales to be settled (Exhibit O)	1,091,301	926
Financing received from Argentine financial institutions (Exhibit I)	30,348	750

Interfinancial – (Call granted)	30,000	—,—
Other financing from local financial institutions	325	750
Interest accrued payable	23	—,—
Non-deliverable forward transactions balances to be settled	771	702
Other (Note 5.c.) (Exhibit I)	1,873,603	1,881,133
Interest and listed-price differences accrued payable (Exhibit I)	7,682	10,943

	3,397,155	2,543,271

N. OTHER LIABILITIES:

Other (Note 5.d.)	1,272,503	1,360,425

	1,272,503	1,360,425

O. ALLOWANCES (Exhibit J):	602,986	557,417

P. SUSPENSE ITEMS:	16,506	20,007

TOTAL LIABILITIES:	42,190,845	38,652,162

STOCKHOLDERS’ EQUITY: (as per the related statements of changes in stockholders’ equity)	5,731,551	5,131,936

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	47,922,396	43,784,098

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

	06-30-2013	12-31-2012
DEBIT ACCOUNTS

Contingent
– Borrowings (unused balances)	33,530	43,950
– Guaranties received	7,665,676	6,007,360
– Contra contingent debit accounts	1,333,028	896,169

	9,032,234	6,947,479

Control
– Receivables classified as irrecoverable	392,309	362,814
– Other (Note 5.e.)	68,663,076	65,918,830
– Contra control debit accounts	1,135,243	1,639,047

	70,190,628	67,920,691

Derivatives (Exhibit O)
– “Notional” amount of non-deliverable forward transactions	4,743,535	3,452,819
– Interest rate SWAP	1,268,718	1,111,157
– Contra derivatives debit accounts	3,906,529	2,865,678

	9,918,782	7,429,654

For trustee activities
– Funds in trust	6,582	6,585

	6,582	6,585

TOTAL	89,148,226	82,304,409

CREDIT ACCOUNTS

Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	717,565	322,959
– Guaranties provided to the BCRA	119,356	131,094
– Other guaranties given covered by debtor classification regulations (Exhibits B, C and D)	216,626	188,521
– Other guaranties given non covered by debtor classification regulations	185,676	177,080
– Other covered by debtor classification regulations (Exhibits B, C and D)	93,805	76,515
– Contra contingent credit accounts	7,699,206	6,051,310

	9,032,234	6,947,479

Control
– Items to be credited	1,026,732	1,404,173
– Other	108,511	234,874
– Contra control credit accounts	69,055,385	66,281,644

	70,190,628	67,920,691

Derivatives (Exhibit O)
– “Notional” amount of non-deliverable forward transactions	3,906,529	2,865,678
– Contra derivatives credit accounts	6,012,253	4,563,976

	9,918,782	7,429,654

For trustee activities
– Contra credit accounts for trustee activities	6,582	6,585

	6,582	6,585

TOTAL	89,148,226	82,304,409

The accompanying notes 1 through 19 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF INCOME FOR THE SIX MONTH PERIODS

ENDED JUNE 30, 2013 AND 2012

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

	06-30-2013	06-30-2012
A. FINANCIAL INCOME

Interest on cash and due from banks	54	—,—
Interest on loans to the financial sector	229,918	192,011
Interest on overdraft	543,050	302,653
Interest on discounted instruments	334,284	249,268
Interest on real estate mortgage	72,946	58,741
Interest on collateral loans	103,954	64,702
Interest on credit card loans	431,473	297,492
Interest on other loans	981,329	744,161
Interest on other receivables from financial transactions	18,932	18,074
Interest on financial leases	100,268	73,494
Income from secured loans – Decree 1387/01	2,632	2,612
Net income from government and private securities	145,447	305,723
Net income from options	—,—	255
Indexation by benchmark stabilization coefficient (CER)	66,936	65,296
Gold and foreign currency exchange difference	136,451	92,523
Other	137,426	133,652

	3,305,100	2,600,657

B. FINANCIAL EXPENSE

Interest on savings deposits	6,599	5,527
Interest on time deposits	969,028	719,633
Interest on interfinancial financing (call received)	1,499	1,443
Interest on other liabilities from financial transactions	26,088	38,892
Other interest	2,978	3,763
Indexation by CER	56	90
Contribution to the deposit guarantee fund	29,908	25,687
Other	206,960	119,170

	1,243,116	914,205

GROSS INTERMEDIATION MARGIN – GAIN	2,061,984	1,686,452

C. ALLOWANCES FOR LOAN LOSSES	197,489	71,161

D. SERVICE CHARGE INCOME

Related to lending transactions	488,850	339,735
Related to liability transactions	528,740	430,227
Other commissions	46,316	42,469
Other (Note 5.f.)	357,194	248,529

	1,421,100	1,060,960

E. SERVICE CHARGE EXPENSE

Commissions	272,481	193,230
Other (Note 5.g.)	134,767	92,344

	407,248	285,574

(Contd.)

STATEMENTS OF INCOME FOR THE SIX MONTH PERIODS

ENDED JUNE 30, 2013 AND 2012

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

	06-30-2013	06-30-2012
F. ADMINISTRATIVE EXPENSES

Payroll expenses	1,058,693	826,093
Fees to Bank Directors and Supervisory Committee	1,674	1,074
Other professional fees	20,554	15,243
Advertising and publicity	82,819	52,994
Taxes	143,174	105,535
Fixed assets depreciation	46,857	37,870
Organizational expenses amortization	23,244	18,350
Other operating expenses	252,700	191,275
Other	199,239	143,707

	1,828,954	1,392,141

NET GAIN FROM FINANCIAL TRANSACTIONS	1,049,393	998,536

G. OTHER INCOME

Income from long-term investments	71,972	50,403
Punitive interests	5,789	3,689
Loans recovered and reversals of allowances	40,863	33,163
Other (Note 5.h.)	213,876	203,298

	332,500	290,553

H. OTHER EXPENSE

Punitive interests and charges paid to BCRA	25	22
Charge for uncollectibility of other receivables and other allowances	227,156	233,728
Amortization of difference arising from judicial resolutions	16,850	8,150
Depreciation and losses from miscellaneous assets	153	206
Other	26,594	32,912

	270,778	275,018

NET GAIN BEFORE INCOME TAX	1,111,115	1,014,071

I. INCOME TAX (Note 4.1)	511,500	442,700

NET INCOME FOR THE PERIOD	599,615	571,371

The accompanying notes 1 through 19 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

2013									2012
			Non capitalized contributions		Retained earnings
Movements		Capital Stock	Issuance premiums	Adjustments to stockholders’ equity (1)	Legal	Other	Unappropriated earnings	Total	Total

1.	Balance at beginning of fiscal year	536,878	182,511	312,979	1,243,136	1,592,753	1,263,679	5,131,936	3,868,257

2.	Stockholders’ Meeting held on April 9, 2013

	– Legal reserve	—,—	—,—	—,—	252,736	—,—	(252,736)	—,—	—,—
	– Voluntary reserve for future distributions of income	—,—	—,—	—,—	—,—	1,010,943	(1,010,943)	—,—	—,—

3.	Net income for the period	—,—	—,—	—,—	—,—	—,—	599,615	599,615	571,371

4.	Balance at the end of the period	536,878	182,511	312,979	1,495,872	2,603,696	599,615	5,731,551	4,439,628

(1)	Adjustments to stockholders’ equity refers to Adjustment to Capital Stock.

The accompanying notes 1 through 19 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW FOR THE

SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

	06-30-2013	06-30-2012
CHANGES IN CASH AND CASH EQUIVALENTS

Cash and cash equivalents at the beginning of the fiscal year	9,120,988 (1)	6,667,627 (1)
Cash and cash equivalents at the end of the period	8,718,445 (1)	6,662,697 (1)

Net decrease in cash and cash equivalents	(402,543)	(4,930)

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities

Net collections/ (payments) from:
– Government and private securities	(229,754)	56,502
– Loans	408,779	1,322,650

to financial sector	108,326	(61,070)
to non-financial public sector	(36,736)	16,474
to non-financial private sector and residents abroad	337,189	1,367,246
– Other receivables from financial transactions	(18,645)	(13,213)
– Receivables from financial leases	(235,584)	2,087
– Deposits	1,510,478	(72,203)

to financial sector	17,775	10,328
to non-financial public sector	(809,981)	254,700
to non-financial private sector and residents abroad	2,302,684	(337,231)
– Other liabilities from financial transactions	42,865	(361,136)

Financing from financial or interfinancial sector (call received)	30,000	(105,200)
Others (except liabilities included in Financing Activities)	12,865	(255,936)
Collections related to service charge income	1,415,251	1,058,717
Payments related to service charge expense	(402,369)	(285,334)
Administrative expenses paid	.(1,785,346)	(1,393,487)
Organizational and development expenses paid	(15,704)	(14,492)
Net collections from punitive interest	5,764	3,667
Differences from judicial resolutions paid	(16,850)	(8,150)
Collections of dividends from other companies	11,467	7,090
Other collections related to other income and expenses	221,522	193,982

Net cash flows provided by operating activities	911,874	496,680

Investment activities

Net payments from premises and equipment	(41,190)	(20,648)
Net payments from other assets	(45,950)	(612)
Collections from sales of ownership interests in other companies	—,—	15,174
Other payments from investment activities	(281,367)	(132,599)

Net cash flows used in investment activities	(368,507)	(138,685)

Financing activities
Net collections / (payments) from:
– Unsubordinated corporate bonds	(185,193)	148,900
– Argentine Central Bank	12,652	474

Other	12,652	474
– Banks and international agencies	(155,066)	108,145
– Financing received from local financial institutions	(425)	(393)
Other payments related to financing activities	(617,932)	(620,051)

Net cash flows used in financing activities	(945,964)	(362,925)

Financial results and results from holdings of cash and cash equivalents (including interest)	54	—,—

Net decrease in cash and cash equivalents	(402,543)	(4,930)

(1)	See note 16 “Statements of cash and cash equivalents flow”.

The accompanying notes 1 through 19 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2013, PRESENTED IN COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2012, AND THE STATEMENTS OF INCOME, CHANGES IN STOCKHOLDERS’ EQUITY AND CASH AND CASH EQUIVALENTS FLOW AS OF JUNE 30, 2012

(Translation of financial statements originally issued in Spanish - See note 19)

(Stated in thousands of pesos)

1.	CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1	Corporate situation

BBVA Banco Francés S.A. (hereinafter indistinctly referred to as either “BBVA Francés” or the “Bank”) has its main place of business in Buenos Aires, Argentina, and operates a 244-branch network.

As from December, 1996, BBVA Francés is part of Banco Bilbao Vizcaya Argentaria S.A.’s (BBVA) global strategy, which controls the Bank, direct and indirectly, with 75.94% of the corporate stock as of June 30, 2013.

Part of the Bank’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

1.2	Capital stock

Changes in the Bank’s capital stock during the last five fiscal years are as follows:

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce (RPC)	Form of placement		Amount	Total

Capital Stock as of December 31, 2008:					471,361

03-27-2009	10-05-2009		(1)	65,000	536,361
03-30-2011	09-14-2011		(2)	517	536,878	(3)
03-26-2012			(4)	50,410
03-26-2012			(4)	(50,410)	536,878

(1)	For payment of share dividend.
(2)	Due to the merger of Consolidar Comercializadora S.A. into BBVA Francés.
(3)	The amount of Capital Stock is fully paid in and authorized for public offering by National Securities Commission (CNV).
(4)	Due to the merger of Inversora Otar S.A. into BBVA Francés. The issuance of 50,410,182 shares will take place as soon as the merger has been registered with the Public Registry of Commerce and immediately afterwards, BBVA Francés will cancel the 50,410,182 shares that it owns (see note 1.3).

1.3	Inversora Otar S.A. merged by absorption into BBVA Francés

As of the end of the fiscal year ended December 31, 2011, Inversora Otar S.A. (Otar) held in its name 50,410,182 book-entry, ordinary shares, with a par value of $1 each and right to 1 vote each in the capital stock of BBVA Francés.

On February 9, 2012, BBVA Francés and Otar entered into a “Preliminary Merger Agreement” whereby BBVA Francés incorporates Otar on the basis of these companies’ financial statements as of December 31, 2011 and Otar goes through a dissolution without liquidation process.

On March 26, 2012, the Ordinary and Extraordinary General Shareholders’ Meetings of BBVA Francés and Otar approved the above mentioned preliminary merger agreement, the consolidated financial statements for merging purposes as of December 31, 2011 and the shares’ exchange ratio.

The Shareholders’ Meeting of BBVA Francés above mentioned, approved the increase in capital stock of BBVA Francés by issuing 50,410,182 book-entry, ordinary shares with a par value of $ 1 each and 1 vote per share, to be listed for public offering at the Buenos Aires Stock Exchange in order to be delivered to the shareholders of Otar. These shares will be issued as soon as the merger is registered with the Public Registry of Commerce.

In addition, immediately after the above-mentioned capital increase, BBVA Francés will cancel the 50,410,182 book-entry, ordinary shares, with a par value of $1 each and right to 1 vote each that it owns subject to the previous capital stock reduction stemming from the merger.

The parties have agreed to fix April 1, 2012 as the effective date for the merger as that was the date when all the assets and liabilities of the merged company were transferred, for 390,971 and 5,668, respectively.

On July 18, 2013, the Argentine Central Bank resolved not to make any observations against the merger by absorption of Otar by BBVA Francés through its Resolution No. 473. As of the date of issuance of these financial statements, the approval by the National Securities Commission’s Board of Directors is pending and so is the registration with the Supervisory Board of Companies.

Additionally, and as a result of the above-mentioned merger by absorption, BBVA Francés took over Aplica Soluciones Argentina S.A. Following this company’s liquidation proceedings, on December 21, 2012, BBVA Francés received 2,602 representative of its ownership interest in the referred company. As of the date of issuance of these financial statements, the company’s de-registration from the RPC was still pending.

1.4	Responsibility of stockholders

BBVA Francés is a corporation established under the laws of the Argentine Republic, and the responsibility of its stockholders is limited to the value of the paid – in shares, in accordance with Law No. 19,550. As a result, in compliance with Law No. 25,738, it is hereby informed that neither the foreign capital majority stockholders nor the local or foreign stockholders will respond, in excess of the mentioned paid-in stockholding, for the liabilities arising out of the transactions performed by the financial institution.

2.	SIGNIFICANT ACCOUNTING POLICIES

2.1	Restatement of the financial statements in equivalent purchasing power

The financial statements have been taken from the Bank’s books of account in conformity with the standards of the Argentine Central Bank (BCRA).

These financial statements recognize the effects of the changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by Argentine Federation of Professional Council in Economic Sciences (FACPCE) Technical Pronouncement No. 6 (modified by Technical Pronouncement No. 19), using adjustment rates derived from the Internal Wholesale Price Index published by the National Institute of Statistics and Census (I.N.D.E.C.).

According to the above mentioned method, the accounting figures were restated due to the purchasing power changes through August 31, 1995. As from that date, based in the prevailing economic stability conditions and according to CNV General Resolution No. 272 and BCRA Communication “A” 2365, the accounting figures were not restated through December 31, 2001. In view of CNV General Resolution No. 415 and BCRA Communication “A” 3702, the method was reinstated effective as from January 1, 2002, considering the previous accounting figures as restated as of December 31, 2001.

By Communication “A” 3921 of the BCRA and General Resolution No. 441/03 of the CNV, in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003. Accordingly, BBVA Francés applied the mentioned restatement until February 28, 2003.

2.2	Comparative information

In accordance with BCRA Communication “A” 4265, the Balance Sheet and the Exhibits that so specify include the comparative information as of December 31, 2012, while the Statements of Income, Changes in Stockholders’ Equity and Cash and cash equivalents flow show comparative information as of June 30, 2012.

2.3	Valuation methods

The main valuation methods used in the preparation of the financial statements have been as follows:

a)	Foreign currency assets and liabilities:

As of June 30, 2013 and the end of the previous fiscal year, such amounts were translated into pesos at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of the period or fiscal year. The exchange differences were charged to income (loss) for the period or fiscal year.

b)	Government and private securities:

•

Holdings booked at fair value and instruments issued by the BCRA at fair value: they were valued based on current listed prices or the prevailing present value for each security as of June 30, 2013 and the end of the previous fiscal year. Differences in listed prices were credited/charged to income for the period or fiscal year.

•

Holdings booked at amortized cost and instruments issued by the BCRA at amortized cost: as of June 30, 2013 and the end of the previous fiscal year, these were valued using the amount of initial recognition, rose on the basis of the interest accrued as per the internal rate of return.

•

Investments in listed private securities, equity and debt instruments: they were valued based on current listed prices as of June 30, 2013 and the end of the previous fiscal year. Differences in listed prices were charged to income for the period or fiscal year.

c)	Loans to Government Sector:

Federal Government secured loans – Decree No. 1387/2001:

As of June 30, 2013 and the end of the previous fiscal year, the secured loans were valued at the highest amount resulting from a comparison between the present value as estimated by BCRA and the book value in accordance with the provisions under BCRA’s Communication “A” 5180. In addition, the amount required to take their book values to their fair realization values is recorded in a balancing account.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the periods in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, and adjustable assets and liabilities and loans to financial sector which were apportioned on a linear basis.

e)	Benchmark stabilization coefficient (CER):

As of June 30, 2013 and the end of the previous fiscal year, receivables and payables have been adjusted to the CER as follows:

•

Federal government secured loans have been adjusted under Resolution No. 50/2002 of the Ministry of Economy, which resolved that the CER business 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

•

Federal Government Secured Bonds due in 2020: have been adjusted under Resolution No. 539/2002 of the Ministry of Economy, which resolved that the CER business 5 (five) days prior to the maturity date of the related service will be considered for yield and repayment of the bonds.

•	Deposits and other assets and liabilities: have been adjusted considering the CER prevailing as of June 30, 2013 and the end of the previous fiscal year.

f)	Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions, receivables from financial leases, receivables from sale of property assets and contingent commitments: the allowances have been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented of the BCRA.

g)	Instruments to be received and to be delivered for spot and forward transactions pending settlement:

•	In foreign currency: they were valued according to the benchmark exchange rate of the BCRA for each currency determined on the last business day of the end of the period or fiscal year.

•	Securities: with Holdings booked at fair value and Instruments issued by BCRA at fair value: as of June 30, 2013, they were valued according to the method described in 2.3.b).

h)	Amounts receivable and payable for spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of June 30, 2013 and the end of the previous fiscal year.

i)	Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not collected as of June 30, 2013 and the end of the previous fiscal year.

j)	Receivables from financial leases:

As of June 30, 2013 and the end of the previous fiscal year, they were valued at the present value of the sum of the periodical instalments and the agreed-upon residual value, calculated as per the conditions agreed upon in the respective leases, applying the imputed interest rate thereto.

k)	Investments in other companies:

•	Investments in controlled financial institutions, supplementary activities and authorized were valued based on the following methods:

•

BBVA Francés Valores Sociedad de Bolsa S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings), PSA Finance Argentina Compañía Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión: were valued by applying the equity method at the end of the period or fiscal year.

•	Investments in non controlled financial institutions, supplementary activities and authorized were valued according to the following methods:

•	Rombo Cía. Financiera S.A., Banelco S.A., Visa Argentina S.A. and Interbanking S.A.: were valued by applying the equity method at the end of the period or fiscal year.

Although the Entity has a 40% interest ownership in the capital stock and votes of Rombo Cía. Financiera S.A., operational and financial decisions at Rombo Cía. Financiera S.A. are taken together with this company’s majority shareholder on a joint basis.

•	Bladex S.A.: was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 2.3.a).

•	Other: valued at acquisition cost, without exceeding their recoverable value.

•	Other non controlled affiliates were valued based on the following methods:

•	BBVA Consolidar Seguros S.A.: was valued by applying the equity method at the end of the period or fiscal year.

•	Other: were valued at acquisition cost, without exceeding their recoverable value.

l)	Premises and equipment and Other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 2.1, less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned (see Exhibit F).

m)	Intangible assets:

They have been valued at acquisition cost less related accumulated amortization calculated in proportion to the months of estimated useful life of the items concerned (see useful life assigned in Exhibit G).

This caption included the differences arising from compliance with court-ordered measures arising from cases challenging the current rules and regulations applicable to deposits with the financial system in the framework of the provisions of Law No. 25,561, Decree No. 214/02 and supplementary provisions. The assets mentioned (calculated on the basis of the nominal difference between the exchange rate freely determined in the market and applied to the value of the deposit recorded in the books at that date) was amortized within the 60 monthly instalments starting in April 2003 in accordance with Communication “A” 3916 of the BCRA.

As of June 30, 2013 and the end of the previous fiscal year these assets have been fully amortized, with the total accumulated amortization as of those dates amounting to 1,395,361 and 1,378,511, respectively.

The Bank, however, notifies that such amortization was solely calculated to comply with the regulations of the BCRA and that by no means does it imply a waiver to possible compensation or recovery of the exchange difference resulting from compliance with court orders corresponding to petitions for protection of civil rights or other court action derived from the mandatory conversion of bank deposits into pesos.

Pursuant to the decisions handed down by Argentina’s Supreme Court of Justice (“Massa, Juan Agustín v. Argentine Executive Branch – Executive Order 1570/ et al over action for the protection of constitutional rights (amparo) Law No. 16,986” and “Kujarchuk v. Argentine Executive Branch”), a calculation method was established for the payment of bank deposits that was different from the one that had been instituted by the Argentine Executive Branch.

As of June 30, 2013 and the end of the previous fiscal year, the Bank has estimated this contingency and it has raised allowances for the total amount.

The Bank expects that the Argentine State remedies the significant damage resulting from compliance with court-ordered measures on petitions for protection of civil rights and actions for relief, particularly due to the impact of differences in compensation or recovery as per the rulings in the abovementioned actions and according to the law in relation to the “pesification” of the underlying deposits. In this regard, the Bank has informed of such financial damages to the relevant authorities, with reservation of rights.

n)	Derivative transactions (see note 12):

•	Interest rate swaps and Forward transactions:

1.	Interest rate swaps are recorded at the value resulting from the application of rates differences to residual notional amounts at the end of the period or fiscal year.

2.	Forward transactions receivable/payable in pesos without delivery of the underlying asset are recorded for the amount receivable or payable, as appropriate, arising from the difference between the agreed exchange rate and the exchange rate at the end of the period or fiscal year as applied to stated notional amounts.

•	Repo and Reverse Repo transactions

As of June 30, 2013, the repos whose underlying assets are not subject to the volatilities published by BCRA were valued as per the cost of each transaction and the repos whose underlying assets are subject to volatility were recorded at their quoted value. Accrued premiums were charged to income (loss) for the period or fiscal year.

o)	Employee termination pay:

The Bank expenses employee termination pay as disbursed.

p)	Other liabilities:

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued as of June 30, 2013 and the end of the previous fiscal year.

q)	Allowance for other contingencies:

It includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

r)	Stockholders’ equity accounts:

They are restated as explained in note 2.1, except for the “Capital Stock” and “Non capitalized contributions” accounts which have been kept at original value. The adjustment resulting from the restatement is included in the “Adjustment to Stockholders’ Equity – Adjustment to Capital Stock” account.

s)	Statement of Income Accounts:

•

As of June 30, 2013 and the end of the previous fiscal year, accounts accruing monetary transactions [(financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc.)] were computed on the basis of their monthly accrual at historical rates.

•	Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in note 2.1.

•	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in note 2.1.

t)	Earning per share:

As of June 30, 2013 and 2012, the Bank calculated the earning per share on the basis of 536,877,850 ordinary shares of $1 par value each. The net income for each period on those dates is as follows:

	06-30-2013	06-30-2012

Net income for the period	599,615	571,371
Earning per share for the six-month period – (stated in pesos)	1.11	1.06

u)	Use of accounting estimates:

The preparation of the financial statements in accordance with the standards set forth by the BCRA require the Bank to use assumptions and estimates that affect certain assets such as allowances for doubtful loan and certain liabilities such as provisions for other contingencies as well as the income/loss generated during the periods being reported. Final income/loss may differ from such estimates.

3.	DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ARGENTINA

The Bank has prepared these financial statements by applying the regulations of the BCRA, which do not contemplate some of the valuation criteria established by the generally accepted accounting principles in Argentina.

The main differences between the regulations of the BCRA and the generally accepted accounting principles in Argentina are detailed below:

a)	Tax effects

As already indicated hereinbelow, in note 4.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with professional accounting standards currently in force in Argentina, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 411,800 and 256,900 as of June 30, 2013 and the end of the previous fiscal year, respectively, should be recovered.

b)	Derivative financial instruments

As explained in notes 2.3.n) and 12, as of June 30, 2013 and the end of the previous fiscal year, the Bank recorded the effects of interest rate swap agreements as established by the BCRA. Should the Bank had applied the professional accounting standards currently in force, the stockholders’ equity would have increased in 11,782 and 8,940, respectively. By contrast, the effect of the application of the professional accounting standards on the income statement for the periods ended June 30, 2013 and 2012 would have been 2,842 (income) and 12,662 (income), respectively.

4.	TAX MATTERS

4.1.	Income tax

The Bank determined the charge for income tax by applying the effective 35% rate to taxable income estimated for fiscal year considering the effect of temporary differences between valuation of assets and liabilities for accounting purposes and their taxable bases. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years.

As of June 30, 2013 and 2012, the Bank recorded 511,500 and 442,700, respectively, in the Income tax caption as the estimate of the income tax charge payable to the tax authorities for the relevant fiscal years.

As of June 30, 2013 and the end of the previous fiscal year, the Bank has booked 311,973 and 408,136, respectively, in the caption Other liabilities – Other – Accrued Taxes as a result of having netted the income tax withholdings and other withholdings applied to the Bank until such dates.

Besides, on June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank, based on the opinion of its legal counsel, responded the above mentioned note, indicating that in their opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result. Subsequently, Resolution 118/03 of the Superintendent of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003. Consequently, as from that date the Bank set up an allowance for the net balance between the deferred tax assets and liabilities.

As of June 30, 2013 and the end of the previous fiscal year, the Bank recorded under Other Receivables (in the line Tax Prepayments) a taxable deferred asset amounting 411,800 and 256,900, respectively. Such amounts are made up as follows:

	06-30-2013	12-31-2012

Deferred tax assets	527,400	453,500
Deferred tax liabilities	(115,600)	(196,600)

Net deferred assets	411,800	256,900
Allowance	(411,800)	(256,900)

4.2.	Tax on minimum presumed income

Tax on minimum presumed income (TOMPI) was established by Law No. 25,063 in the year ended December 31, 1998, for a ten-year term. On December 19, 2008 Law No. 26,426 established a one-year extension in TOMPI until December 30, 2009. In turn, Law No. 26,545, published in the Official Gazette on December 2, 2009 extended TOMPI for an additional ten-year period. This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will be reduced by any excess of the latter over former.

On February 11, 2005, the Argentine Central Bank issued Communication “A” 4295 whereby it enabled, under certain rules, the accounting record of credits on Tax on Minimum Presumed Income.

As of June 30, 2013 and 2012, the Income tax assessed was higher than the TOMPI. Therefore, a provision was raised for Income tax.

4.3.	Other tax issues

a)	On October 24, 2007, the Bank was notified by the Tax Bureau of the City of Buenos Aires of the commencement of a sua sponte tax assessment on a certain basis and partial in nature of the taxable income as regards turnover tax for the fiscal years 2002 and 2003. On November 14, 2007, the Bank filed its defenses to the notice mentioned.

Then, on October 6, 2008, the Bank was given notice of Resolution No. 3631-DGR 2008 containing the sua sponte tax assessment for the fiscal years 2002 and 2003. On October 28, 2008, the Bank filed an appeal for review against this resolution, which was rejected on November 7, 2008.

In response to said rejection, on November 28, 2008 an appeal was lodged with a higher administrative authority by the Ministry of Economy of the Government of the City of Buenos Aires, which was also dismissed on April 24, 2009.

On April 28, 2009, the Court of Appeals with Federal Jurisdiction over Contentious Administrative Matters, Panel 3 handed down a judgment favourable to a petition filed by the Bank for the judge to suspend the effect of the decision made by administrative authorities until the appeal is decided. The judgment thus ordered that “….subject to a sworn promise to comply … a) the Tax Bureau of the City of Buenos Aires must suspend the sua sponte assessment that has objected to the treatment afforded by BBVA Francés to the bonds received from the National Government in the terms of Decree No. 905-02 and the related foreign exchange gains/losses in all matters related to taxation for turnover tax purposes for the fiscal period 2002; b) therefore, the Tax Bureau of the City of Buenos Aires must abstain from demanding that the Bank should pay any amount due that may have arisen from the items above detailed”.

Also in this respect, on May 13, 2009, an action for a declaratory judgment was commenced by the Bank against the Tax Bureau of the City of Buenos Aires, currently being heard by the court with original Federal Jurisdiction over Contentious Administrative Matters No. 1, to procure a judgment ascertaining that a) the bonds received by the Bank from the National Government as compensation for the asymmetric re-denomination into pesos of assets and liabilities imposed by the Executive Order No. 905/2002 may not be levied with Turnover Tax in the Autonomous City of Buenos Aires; b) the foreign exchange gains/losses are a direct effect of the modification of the monetary system and therefore should not be levied with Turnover Tax in the Autonomous City of Buenos Aires.

On December 29, 2010, the Judge presiding over the court with original Federal Jurisdiction over Contentious Administrative Matters No. 1 handed down a new precautionary measure ordering the Tax Bureau of the City of Buenos Aires to refrain from demanding that BBVA Francés should pay any debt originating in the tax treatment that should be afforded to the bonds received from the National Government as compensation for the asymmetric re-denomination into Pesos under Executive Order No. 905/02 and the foreign exchange gains/losses for purposes of Turnover Tax for the fiscal period 2002 in issue until a final judgment has been rendered on the proceedings whereby the action for a declaratory judgment is still pending.

The Bank as well as its legal and tax advisors estimate that the Bank has made a reasonable interpretation of currently applicable rules and regulations concerning the fiscal periods objected to by the Tax Bureau of the City of Buenos Aires and do not expect an adverse financial impact in these respects.

As regards the balance of the amount claimed, the Entity adhered to a scheme of payment in instalments that was cancelled on October 4, 2010.

b)	On December 23, 2011, the Tax Bureau of the City of Buenos Aires (AGIP) passed its Resolution No. 3088-DGR-2011 and notified the Bank of the commencement of a sua sponte tax assessment thereunder alleging presumptive differences owed to the Tax Bureau in the payment of turnover tax for the fiscal years 2004 through 2010. On January 27, 2012, BBVA Francés filed its defense with the Tax Bureau.

Afterwards, on December 28, 2012, the Bank was notified of Resolution No. 3253-DRG-2012 whereby the Tax Bureau of the City of Buenos Aires proceeded with a sua sponte assessment based on facts concerning the taxable basis for purposes of turnover tax for the fiscal years 2004 through 2010.

On February 4, 2013, the Bank lodged an appeal for reconsideration against Resolution No. 3253-DRG-2012 moving for the annulment of the tax adjustments contained in the sua sponte tax assessment and for an immediate order to archive the case file.

The Bank as well as its legal and tax advisors estimate that the Bank has made a reasonable interpretation of currently applicable rules and regulations concerning the fiscal periods objected to by the Tax Bureau of the City of Buenos Aires and do not expect an adverse financial impact in these respects.

5.	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

The breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

		06-30-2013	12-31-2012

a)	INVESTMENTS IN OTHER COMPANIES

	In controlled companies – supplementary activities	88,184	82,921
	In other non-controlled companies – unlisted	23,848	20,045
	In non-controlled companies – supplementary activities	18,177	17,057

	Total	130,209	120,023

		06-30-2013	12-31-2012

b)	OTHER RECEIVABLES

	Tax prepayments (1)	420,932	271,226
	Guarantee deposits	414,770	290,105
	Loans to personnel	188,062	188,260
	Miscellaneous receivables	173,432	155,070
	Prepayments	147,383	163,937
	Other	2,916	4,124

	Total	1,347,495	1,072,722

(1)	As of June 30, 2013 and the end of the previous fiscal year, it includes the deferred tax asset for 411,800 and 256,900, respectively (see note 4.1.).

c)	OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS

	Accounts payable for consumption	887,507	757,046
	Other withholdings and collections at source	352,762	418,158
	Collections and other operations for the account of third parties	278,139	258,616
	Money orders payable	176,149	197,243
	Social security payment orders pending settlement	64,983	7,547
	Loans received from Fondo Tecnológico Argentina (FONTAR) and Banco de Inversión y Comercio Exterior (BICE)	56,773	46,520
	Pending Banelco debit transactions	32,420	105,288
	Loans received from Interamerican Development Bank (IDB)	5,289	8,204
	Other	19,581	82,511

	Total	1,873,603	1,881,133

d)	OTHER LIABILITIES

	Accrued taxes	450,296	517,121
	Miscellaneous payables	435,390	467,344
	Accrued salaries and payroll taxes	275,361	301,854
	Amounts collected in advance	110,601	73,173
	Other	855	933

	Total	1,272,503	1,360,425

e)	MEMORANDUM ACCOUNTS – DEBIT – CONTROL

	Securities representative of investments in escrow on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic	43,694,596	41,951,890
	Items in safekeeping	21,227,979	20,087,305
	Checks not yet credited	2,714,470	2,756,890
	Collections items	468,214	495,183
	Checks drawn on the Bank pending clearing	401,716	515,628
	Other	156,101	111,934

	Total	68,663,076	65,918,830

		06-30-2013	06-30-2012

f)	SERVICE CHARGE INCOME

	Commissions for hiring of insurances	154,648	119,054
	Commissions for loans and guaranties	70,535	36,690
	Rental of safe-deposit boxes	53,439	46,250
	Commissions for escrow	10,376	5,298
	Commissions for transportations of values	10,301	8,412
	Commissions for capital market transactions	9,237	2,446
	Commissions for salary payment	4,541	4,757
	Commissions for trust management	490	470
	Other	43,627	25,152

	Total	357,194	248,529

g)	SERVICE CHARGE EXPENSE

	Turn-over tax	101,487	65,055
	Insurance paid on lease transactions	23,871	16,742
	Other	9,409	10,547

	Total	134,767	92,344

h)	OTHER INCOME

	Deferred income tax (1)	154,900	125,100
	Interest on loans to personnel	13,938	12,997
	Related parties expenses recovery	11,900	8,403
	Income from the Credit Card Guarantee Fund	6,711	9,132
	Rent	1,125	1,118
	Gain from the sale of premises and equipment and other assets	106	41,558
	Other	25,196	4,990

	Total	213,876	203,298

(1)	Offset with a charge for the same amount in “Charge for uncollectibility of other receivables and other allowances” account, under Other expense item.

6.	FINANCIAL INFORMATION UNIT: SUMMARY PROCEEDINGS

In March 2010, the Bank was notified of the commencement of two summary proceedings instituted by the Financial Information Unit (UIF) against BBVA Francés and its Regulatory Compliance Officer arising from two wire transfers received by two customers in their respective sight accounts on November 22, 2007 and respectively amounting to 39,393 and 9,174.

It has been the UIF’s understanding that the profile of the customers, as defined, and the supporting documentation submitted by the Bank do not coincide with the possibility of receiving such wire transfers.

In due time, the Bank filed its defences, offered evidence and petitioned for an acquittal. In addition, the Bank called for the enforcement in this case of the same guarantees available in court proceedings, argued that the statute of limitations applicable to punishable offenses had run out and further claimed that Law No. 25,246 is unconstitutional when it comes to the scale of penalties imposed.

As regards the Regulatory Compliance Officer, the Bank focused on the nature of the penalties that could be imposed on him and petitioned for the enforcement of the general principles of the law in his respect as these prescribe that this officer should not be deemed liable on grounds of occupying the position of regulatory compliance officer at the Bank.

In September and October 2010, the Bank was served with the resolutions adopted by the UIF whereby BBVA Francés and the Regulatory Compliance Officer were each ordered to pay a fine for an amount equivalent to one time the transactions objected.

On the basis of its legal advisors’ opinion, on October 28 and November 25, 2010, the Bank lodged with the Court of Appeals with Federal Jurisdiction over Contentious Administrative Matters a direct appeal against the UIF’s Resolutions in connection with the wire transfers for 9,174 and 39,393, respectively, in accordance with the provisions under Section 25 of Law No. 25,246.

The Bank and its legal advisors have concluded that the analysis of the transactions involved has been made in compliance with applicable legal regulations and that no Suspicious Transaction Report (“ROS”, for its Spanish acronym) has proven necessary. For such reason, the Bank does not expect any adverse financial impacts in this respect.

7.	RESTRICTIONS ON ASSETS

As of June 30, 2013 and the end of the previous fiscal year, there are Bank’s assets, which are restricted as follows:

a)	The Government and Private Securities account includes 119,343 in peso-denominated fixed rate Argentine Central Bank Bills and 131,081 in bonds issued by the Argentine Government maturing in 2014, respectively, allocated to the guarantee required to act as custodian of investment securities related to Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic.

b)	The Bank appropriated 36,515 and 37,122, respectively, in bonds issued by the Argentine Government maturing in 2014, and 8,169 in peso-denominated fixed rate Argentine Central Bank Bills as of June 30, 2013, to secure loans arranged under the Credit Global Program given by the Interamerican Development Bank (IDB).

c)	The Bank appropriated 140,930 and 139,895, respectively, in Guaranteed Bonds maturing in 2020, to secure loans granted by the so-called “Bicentennial Fund”.

d)	The Bank has also appropriated accounts, deposits and trusts for 793,047 and 652,822, respectively, as security for activities related to credit card operations, automated clearing houses, non-deliverable forwards and lawsuits.

8.	TRANSACTIONS WITH SUBSIDIARIES AND PARENT COMPANIES (ART. 33 OF LAW No. 19,550)

The balances as of June 30, 2013 and the end of the previous fiscal year, for transactions performed with subsidiaries and parents companies are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2013	2012	2013	2012	2013	2012

BBVA	22,531	38,153	38,604	27,174	32,689	103,742
BBVA Francés Valores Sociedad de Bolsa S.A	—,—	—,—	3,080	2,066	8,742	5,355
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	1	1	45,192	416	63,267	61,582
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	203	234	21,329	27,987	42,895	25,293
BBVA Consolidar Seguros S.A.	15,266	14,380	15,253	25,898	—,—	—,—
PSA Finance Argentina Cía. Financiera S.A.	938,388	899,724	606	7,860	336,712	272,500
Rombo Cía. Financiera S.A.	815,246	735,300	7,815	1,623	418,425	330,725

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations, Guaranties given covered by debtor classification regulations and Derivatives.

9.	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law 24,485, Regulatory Decrees No. 540/95, No. 1,292/96 and 1,127/98 and Communication “A” 2337 and BCRA’s complementary regulations.

Such law provided for the creation of the Company Seguros de Depósitos Sociedad Anónima (SEDESA) for purposes of managing the Deposit Guarantee Fund (DGF), whose shareholders, in accordance with the changes introduced by Decree No. 1,292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in the proportion to be determined for each by the BCRA according to their contributions to the DGF.

That Company was incorporated in August 1995 and the Bank has a 10.2394% interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos a hundred and twenty thousand. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the abovementioned amount, whatever the number of accounts and/or deposits.

10.	TRUST ACTIVITIES

10.1. Financial Trusts

On January 5, 2001, the BCRA’s Board of Directors issued Resolution No. 19/01, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and the Bank as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. As of June 30, 2013 and the end of the previous fiscal year, the assets of Diagonal Trust amount to 2,405 and 2,409, respectively, considering its recoverable value.

The Bank recorded the selected assets on account of the redemptions in kind of the Fideicomiso Corp Banca participation certificates for 4,177 and 4,176 as of June 30, 2013 and the end of the previous fiscal year, respectively.

Such amounts are recorded in memorandum debit accounts “For trustee activities – Funds in trust”.

10.2. Non Financial Trusts

The Bank acts as trustee in 22 non-financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the creditors (beneficiaries) are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate. The trust assets represent about 113,418 and 105,824 as of June 30, 2013 and the end of the previous fiscal year, respectively, consist of cash, creditors’ rights, real estate and shares.

11.	CORPORATE BONDS

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible Corporate Bonds with ordinary guarantee, or such guarantees as may be decided by the Bank, and unsecured Subordinated Corporate Bonds, convertible or not into shares. During the life of the Program, which was 5 (five) years, it was be possible to issue and re-issue any number of series and/or classes of Corporate Bonds as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$ 300,000,000 (or the equivalent thereof in other currencies). The Program was approved by CNV Resolution No. 14,967 dated November 29, 2004.

The Global Program was amended according to the resolutions adopted by the Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007; extended for 5 (five) years by resolution adopted by the Ordinary and Extraordinary Stockholders’ Meetings held on March 28, 2008 and on April 9, 2013 (approved by the CNV by Resolutions No. 16,010 and No. 17,127 dated November 6, 2008 and July 11, 2013, respectively); and the maximum amount of the issuance was successively increased from US$ 300,000,000 to US$ 500,000,000 and from US$ 500,000,000 to US$ 750,000,000 by resolution adopted by the Ordinary and Extraordinary Stockholders’ Meetings held on March 30, 2011 and March 26, 2012, respectively.

On June 23, 2011, the Bank approved the issuance of Class 1 of its Corporate Bonds under the Program for a principal amount of up to $ 250,000,000. On September 13, 2011, the Bank issued its Corporate Bonds, which were fully subscribed and paid in for 185,193 for a term of 18 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private Badlar rate plus a spread of a nominal 2.8% per annum, with quarterly interest payments. As provided for in the Corporate Bonds Law and the BCRA regulations, the proceeds obtained from the issuance of the above-mentioned Class were applied to the grant of personal loans.

On November 9, 2011, the Bank approved the issuance of Class 2 of its Corporate Bonds under the Program for a principal amount of up to $ 200,000,000. On January 16, 2012, the Bank issued its Corporate Bonds, which were fully subscribed and paid in for 148,900 for a term of 18 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private Badlar rate plus a spread of a nominal 2.44% per annum, with quarterly interest payments. As provided for in the Corporate Bonds Law and the BCRA regulations, the proceeds obtained from the issuance of the above-mentioned Class were applied to the reimbursement of time deposits.

On April 18, 2012, the Bank approved the issuance of Class 3 of its Corporate Bonds under the Program for a principal amount not in excess of $ 300,000,000. On September 7, 2012, placement of such Class 3 Corporate Bonds was declared vacant.

As of June 30, 2013 and the end of the previous fiscal year, the outstanding principal and accrued interest amounts to 154,568 (in connection with Class 2 of the Corporate Bonds) and 341,395 (in connection with Class 1 and 2 of the Corporate Bonds), respectively.

On December 11, 2012, the Bank approved the issuance of Class 4 of its Corporate Bonds under the Program for a principal amount of up to $ 200,000,000. On May 9, 2013 the Bank decided to increase the maximum amount of the issuance up to $ 300,000,000. On July 31, 2013, the Bank issued its Corporate Bonds, which were fully subscribed and paid in for 250,000 for a term of 18 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private Badlar rate plus a spread of a nominal 3.69% per annum, with quarterly interest payments.

12.	DERIVATIVE FINANCIAL INSTRUMENTS

I.	Transactions as of June 30, 2013:

a)	Interest rate swaps for 1,157,827 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts; and interest rate swaps for 65,000 (Badlar versus Fixed Rate), maturing within a period not exceeding 2 years for which the Bank pays a fixed amount and receives a variable amount in accordance with changes in the Badlar rate.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.1.) generating the amount of 12,584 as income for the period.

The estimated fair value of said instruments amounts to 15,297 (Asset). For fair value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the period, the above transactions were recorded under “Memorandum Accounts – Debit Accounts – Derivatives – Interest rate swap” for 1,222,827.

b)	Interest rate swap for 45,891 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the period the above transaction was recorded under “Memorandum Accounts – Debit Accounts – Derivatives – Interest rate SWAP” for 45,891.

c)	Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 4,743,535 and 3,906,529, which are recorded under “Memorandum Accounts – Debit Accounts – Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts – Credit Accounts – Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.2.), generating the amount of 56,944 as income for the period.

d)	Forward sales due to BCRA Bills and Notes repurchase agreements for 950,800 and due to Government securities for 20,920, which are recorded under “Other liabilities from financial transactions – Instruments to be delivered for spot and forward sales to be settled”.

These transactions have been valued in accordance with the description in note 2.3.g) generating 31,898 as income for the period.

e)	Forward purchases due to BCRA Bills reverse repurchase agreements for 43,887, which are recorded under “Other receivables from financial transactions – Instruments to be received for spot and forward purchases to be settled”.

These transactions have been valued in accordance with the description in note 2.3.g) generating 749 as loss for the period.

II.	Transactions as of December 31, 2012:

a)	Interest rate swaps for 1,062,151 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.1.) generating the amount of 18,845 as income for the fiscal year.

The estimated fair value of said instruments amounts to 11,654 (Asset). For fair value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum Accounts – Debit Accounts – Derivatives – Interest rate swap” for 1,062,151.

b)	Interest rate swap for 49,006 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the fiscal year the above transaction was recorded under “Memorandum Accounts – Debit Accounts – Derivatives – Interest rate SWAP” for 49,006.

c)	Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 3,452,819 and 2,865,678, which are recorded under “Memorandum Accounts – Debit Accounts – Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts – Credit Accounts – Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.2.), generating the amount of 58,806 as income for the fiscal year.

d)	The Bank does not carry balances from transactions involving options outstanding as of December 31, 2012. However, the transactions conducted as of December 31, 2012 have generated the amount of 255 as income for the fiscal year.

e)	The Bank does not carry any balances associated to repos or reverse repos in force at December 31, 2012. However, the transactions conducted at December 31, 2012 have yielded a 68,782 income and a 1,485 loss, respectively, at the end of the fiscal year.

13.	COMPLIANCE WITH CNV REQUIREMENTS

13.1	Compliance with the requirements to act as agent in the Over-the-counter Market

As of June 30, 2013 and the end of the previous fiscal year, the Bank’s Stockholders’ Equity exceeds the minimum requested to act as agent in the over-the-counter market, according to Resolutions No. 368/01 and 489/06 of the CNV.

13.2	Investment Funds custodian

As of June 30, 2013 and the end of the previous fiscal year, in its capacity of Investment Funds custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Renta Dólares”, “FBA Bonos Latinoamericanos”, “FBA Calificado”, “FBA Internacional”, “FBA Ahorro Dólares”, “FBA Renta Fija”, “FBA Ahorro Pesos”, “FBA Renta Premium”, “FBA Europa”, “FBA Horizonte”, “FBA EEUU”, “FBA Renta Corto Plazo”, “FBA Acciones Latinoamericanas”, “FBA Bonos Argentina”, “FBA Brasil”, “FBA México”, “FBA Commodities”, “FBA Acciones Argentinas” and “FBA Bonos Globales” administrated by BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, the Bank holds certificates of deposits, deferred payment checks, shares, corporate bonds, government securities, indexes, securities issued by the BCRA, Cedears, ADRS and shares in mutual funds in safekeeping in the amount of 1,408,171 and 1,461,374, respectively, all of which making up the Fund’s portfolio and booked in “Memorandum Accounts – Debit Accounts – Control – Other”.

The Investment Funds’ equities are as follows:

	EQUITIES AS OF
INVESTMENT FUND	06-30-2013	12-31-2012
FBA Acciones Globales	43,730	53,791
FBA Total	20,531	19,087
FBA Renta	20,571	19,944
FBA Renta Pesos	1,192,900	1,497,666
FBA Renta Dólares	6,514	6,205
FBA Bonos Latinoamericanos	24,469	18,505
FBA Calificado	76,261	83,006
FBA Internacional	2,329	947
FBA Ahorro Dólares	15,365	14,745
FBA Renta Fija	19,331	20,456
FBA Ahorro Pesos	499,579	444,287
FBA Renta Premium	10,688	10,805
FBA Europa (*)	881	6,732
FBA Horizonte	33,723	31,008
FBA EEUU (*)	3,022	19,801
FBA Renta Corto Plazo	416	471
FBA Acciones Latinoamericanas	30,425	24,116
FBA Bonos Argentina	5,187	7,648
FBA Brasil (*)	4,324	25,131
FBA México	—,—	92
FBA Commodities	—,—	66
FBA Acciones Argentinas	279	265
FBA Bonos Globales	93	88

Total	2,010,618	2,304,862

(*)	On March 27, 2013 and April 29, 2103, BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (“the Managing Company”) decided to start the process of liquidation of these Investment Funds pursuant to CNV Resolution No. 617/13. On July 18, the Managing Company filed the documentation required by the CNV for it to authorize payment to the shareholders in the mutual funds. As of the date of issuance of these financial statements, the Managing Company has not been notified of said authorization by the CNV.

14.	EARNINGS DISTRIBUTIONS

The Bank has in place an earnings distribution policy in line with the Bank’s vocation for sustained stockholder value, that at the same time allows the Bank’s financial condition to perform favourably so as to strive for business growth and the maintenance of consistently high liquidity and solvency standards in compliance with currently applicable rules and regulations.

In accordance with Communications “A” 5072 and 5273, issued on May 6, 2010 and January 27, 2012, respectively, as amended and supplemented, of “Distribution of Income” of the BCRA, for purposes of calculating the earnings subject to distribution, off-balance sheet deductions must be performed from the sum of the balances recorded in the account Unappropriated retained earnings and in the Voluntary reserve for future distributions of income as set forth in point 2.1 of such Communication. In addition, the authorization of the Superintendent of Financial and Exchange Institutions shall be required in order to verify that the procedure established in said resolution for earnings distribution has been properly applied.

15.	ACCOUNTS REFLECTING COMPLIANCE WITH MINIMUM CASH

The following are the items computed for Compliance with Minimum Cash Requirements according to the regulations of the BCRA, with their corresponding balances as of June 30, 2013:

COMPUTABLE COMPLIANCE IN PESOS

Special Guarantee Accounts	217,504
BCRA Checking Account	3,610,000
Special social security accounts	58,294
Franchises	99,616

TOTAL	3,985,414

COMPUTABLE COMPLIANCE IN US DOLLARS (Stated in thousands of pesos)

Special Guarantee Accounts	21,840
BCRA Checking Account	2,703,696

TOTAL	2,725,536

COMPUTABLE COMPLIANCE IN EUROS (Stated in thousands of pesos)

BCRA Checking Account	45,911

TOTAL	45,911

16.	STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	06-30-13	12-31-12	06-30-12	12-31-11

a) Cash and due from banks	8,066,398	8,594,068	6,354,126	6,344,061

b) Government securities	72,312	100,301	39,533	77,873

c) Loans to financial sectors, call granted maturity date less than three months as from the end of each period or fiscal year	579,735	426,619	269,038	245,693

CASH AND CASH EQUIVALENTS	8,718,445	9,120,988	6,662,697	6,667,627

Items b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months as from each period or fiscal year date.

17.	SUBSEQUENT EVENTS AT THE END OF PERIOD

On July 10, 2013, BBVA Francés and Consultatio S.A. undersigned a preliminary bill of sale whereby the Bank agrees to acquire 23 out of the 33 floors in a building to be constructed by Consultatio S.A. to accommodate the new corporate head office of BBVA Francés. This building, designed under environmental and sustainability standards and with care for the environment in mind will be located in Leandro N. Alem No. 815, in the City of Buenos Aires.

The investment, approximately of Pesos 1.2 billion, contemplates a schedule of payments associated to progress payment certificates. The estimated date of delivery is March 2016.

To secure performance of its obligations, Consultatio S.A. agreed to (i) set up a guarantee trust over the undivided 70% of the property where the building will be erected on behalf of BBVA Francés and (ii) raise a first mortgage over 100% of the property and all its appurtenances on behalf of BBVA Francés.

18.	PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communication “A” 760, the previous intervention of the BCRA is not required for the publication of these financial statements.

19.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards of the BCRA and, except for the effect of the matters mentioned in note 3 to the stand – alone financial statements and note 2 to the consolidated financial statements, in accordance with generally accepted accounting principles in Argentina. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with generally accepted accounting principles in Argentina may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between generally accepted accounting principles in Argentina and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value or present value	Book balance as of 06-30-2013	Book balance as of 12-31-2012	Position without options	Final position

GOVERNMENT SECURITIES

Government securities at fair value

Local
In pesos
Secured Bonds due 2020	2423		855,559		855,559	855,559
Federal Government Bonds in Pesos Badlar + 275 pb due 2014 (1)	5439		234,747		234,747	234,747
Secured Bonds due 2018	2405		101,315		108,078	108,078
Federal Government Bonds in Pesos Badlar + 300 pb due 2015	5441		20,920		—,—	—,—
Other			3,933		3,933	3,933

Subtotal in pesos			1,216,474	1,829,927	1,202,317	1,202,317

In foreign currency
Federal Government Bonds in US Dollars 7% 2017	5436		10,340		10,340	10,340
Other			2,783		2,783	2,783

Subtotal in foreign currency			13,123	—,—	13,123	13,123

Subtotal Government securities at fair value			1,229,597	1,829,927	1,215,440	1,215,440

Government securities at amortized cost

Local
In pesos
Other		164	164		164	164

Subtotal in pesos			164	164	164	164

Subtotal Government securities at amortized cost			164	164	164	164

(1)	Holdings received in exchange for secured loans.

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value or present value	Book balance as of 06-30-2013	Book balance as of 12-31-2012	Position without options	Final position

Instruments issued by the BCRA

BCRA Bills
At fair value
Argentine Central Bank Internal Bills due 08-14-13	46304		196,762		196,762	196,762
Argentine Central Bank Internal Bills due 07-17-13	46285		158,707		149,259	149,259
Argentine Central Bank Internal Bills due 07-10-13	46524		39,957		69,865	69,865
Argentine Central Bank Internal Bills due 07-03-13	46522		37,965		29,980	29,980

Subtotal at fair value			433,391	15,614	445,866	445,866

Repurchase transactions
Argentine Central Bank Internal Bills due 01-28-15	46291		649,030		—,—	—,—
Argentine Central Bank Internal Bills due 07-10-13	46524		79,754		—,—	—,—
Argentine Central Bank Internal Bills due 05-14-14	46530		61,806		—,—	—,—
Argentine Central Bank Internal Bills due 07-03-13	46522		49,967		—,—	—,—
Other			26,667		—,—	—,—

Subtotal repurchase transactions			867,224	—,—	—,—	—,—

At amortized cost
Argentine Central Bank Internal Bills due 10-09-13	46305		462,190		462,190	462,190
Argentine Central Bank Internal Bills due 11-27-13	46258		282,393		282,393	282,393
Argentine Central Bank Internal Bills due 09-04-13	46263		273,397		273,397	273,397
Argentine Central Bank Internal Bills due 12-04-13	46528		186,974		186,974	186,974
Argentine Central Bank Internal Bills due 08-21-13	46272		166,877		166,877	166,877
Argentine Central Bank Internal Bills due 01-22-14	46294		111,192		111,192	111,192
Argentine Central Bank Internal Bills due 09-11-13	46289		97,055		97,055	97,055
Argentine Central Bank Internal Bills due 12-11-13	46271		93,959		93,959	93,959
Argentine Central Bank Internal Bills due 01-29-14	46529		91,041		91,041	91,041

Subtotal at amortized cost			1,765,078	2,186,062	1,765,078	1,765,078

BCRA Notes
Repurchase transactions
Argentine Central Bank Notes – In Pesos – Variable Badlar coupon due 07-24-13	46202		83,576		—,—	—,—

Subtotal repurchase transactions			83,576	—,—	—,—	—,—

Subtotal instruments issued by the BCRA			3,149,269	2,201,676	2,210,944	2,210,944

TOTAL GOVERNMENT SECURITIES			4,379,030	4,031,767	3,426,548	3,426,548

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value	Book balance as of 06-30-2013	Book balance as of 12-31-2012	Position without options	Final position

INVESTMENTS IN LISTED PRIVATE SECURITIES

Other debt instruments
Local
In foreign currency

Petrobrás Energía Corporate Bonds	40668		64		64	64

Subtotal in foreign currency			64	119	64	64

Subtotal Other debt instruments			64	119	64	64

Other Equity instruments
From abroad
In foreign currency

Silicon Graphics Inc.	6003		48		48	48
Other			27		27	27

Subtotal in foreign currency			75	68	75	75

Subtotal Equity instruments			75	68	75	75

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES			139	187	139	139

TOTAL GOVERNMENT AND PRIVATE SECURITIES			4,379,169	4,031,954	3,426,687	3,426,687

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

	06-30-2013	12-31-2012

COMMERCIAL PORTFOLIO

Normal performance	18,812,963	17,118,627

Preferred collaterals and counter guaranties “A”	706,464	493,035
Preferred collaterals and counter guaranties “B”	484,129	355,321
Without senior security or counter guaranties	17,622,370	16,270,271

With special follow-up	10,338	9,700
Under observation

Without senior security or counter guaranties	10,338	9,700

With high risk of uncollectibility	31,040	13,814

Preferred collaterals and counter guaranties “B”	791	525
Without senior security or counter guaranties	30,249	13,289

Uncollectible	2,285	3,234

Without senior security or counter guaranties	2,285	3,234

Total	18,856,626	17,145,375

EXHIBIT B

(Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

	06-30-2013	12-31-2012

CONSUMER AND HOUSING PORTFOLIO

Normal performance	14,096,768	12,402,711

Preferred collaterals and counter guaranties “A”	23,010	17,663
Preferred collaterals and counter guaranties “B”	1,408,380	1,301,807
Without senior security or counter guaranties	12,665,378	11,083,241

Low risk	145,246	126,751

Preferred collaterals and counter guaranties “A”	—,—	273
Preferred collaterals and counter guaranties “B”	20,097	20,947
Without senior security or counter guaranties	125,149	105,531

Medium risk	110,860	85,765

Preferred collaterals and counter guaranties “B”	7,297	5,575
Without senior security or counter guaranties	103,563	80,190

High risk	62,861	49,172

Preferred collaterals and counter guaranties “B”	16,774	11,616
Without senior security or counter guaranties	46,087	37,556

Uncollectible	13,861	9,759

Preferred collaterals and counter guaranties “B”	6,292	2,888
Without senior security or counter guaranties	7,569	6,871

Uncollectible, classified as such under regulatory requirements	151	112

Preferred collaterals and counter guaranties “B”	5	—,—
Without senior security or counter guaranties	146	112

Total	14,429,747	12,674,270

General Total (1)	33,286,373	29,819,645

(1)	Items included: Loans (before allowances); Other receivables from financial transactions: Unlisted corporate bonds and Other receivables covered by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts – Credit – Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT C

FINANCING FACILITIES CONCENTRATION

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

	06-30-2013		12-31-2012
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest clients	4,276,266	12.85%	4,220,748	14.15%

50 next largest clients	5,522,095	16.59%	5,201,932	17.44%

100 following clients	3,327,374	10.00%	2,887,288	9.68%

Remaining clients	20,160,638	60.56%	17,509,677	58.73%

Total (1)	33,286,373	100.00%	29,819,645	100.00%

(1)	See (1) in Exhibit B.

EXHIBIT D

BREAKDOWN BY FINANCING TERMS AS OF JUNE 30, 2013

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

		Term remaining to maturity
Description	Past-due portfolio	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total

Government sector	—,—	13,928	—,—	—,—	2,778	11,110	47,034	74,850

Financial sector	—,—	797,885	228,052	287,728	471,936	541,203	122,230	2,449,034

Non financial private sector and residents abroad	71,929	13,357,052	3,214,120	2,526,381	3,224,739	3,402,885	4,965,383	30,762,489

TOTAL	71,929	14,168,865	3,442,172	2,814,109	3,699,453	3,955,198	5,134,647	33,286,373	(1)

(1)	See (1) in Exhibit B.

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

								Information about the issuer
Concept		Shares				Amount			Data from last published financial statements
Identification	Description	Class	Unit face value	Votes per share	Number	06-30-2013	12-31-2012	Main business	Period / Fiscal year end	Capital stock	Stockholders’ equity	Income/ (Loss) for the period / fiscal year

	FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED

	Controlled

	Local										thousands of pesos

33642192049	BBVA Francés Valores Sociedad de Bolsa S.A.	Common	500$	1	12,396	16,308	15,328	Stockholder	06-30-2013	6,390	16,814	1,011
30663323926	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	Common	1$	1	35,425,947	7,704	8,973	Pensions fund manager	06-30-2013	65,739	14,296	(4,956)

30707847367	PSA Finance Arg. Cía Financiera S.A.	Common	1,000$	1	26,089	135,898	109,736	Financial institution	06-30-2013	52,178	271,796	52,324

30548590163	BBVA Francés Administradora de Inversiones S.A.Sociedad Gerente de Fondos Comunes de Inversión	Common	1$	1	230,398	64,172	58,620	Investment Fund Manager	06-30-2013	243	67,549	5,844

		Subtotal controlled				224,082	192,657

	Non controlled

	Local

33707124909	Rombo Cía. Financiera S.A.	Common	1,000$	1	24,000	123,486	97,268	Financial Institution	06-30-2013	60,000	308,714	65,543
30598910045	Visa Argentina S.A.	Common	1$	1	1,630,496	6,667	6,667	Services to companies	05-31-2012	15,000	231,208	169,876
30604796357	Banelco S.A.	Common	1$	1	2,574,907	7,662	7,179	Information services	12-31-2012	23,599	62,631	25,777
30690783521	Interbanking S.A.	Common	1$	1	149,556	3,571	2,931	Services	12-31-2012	1,346	116,312	89,931
	Other					277	280

30710156561	Banco Lat. de Comercio Exterior S.A.	Common B	33$	1	20,221	1,355	1,238	Banking institution	12-31-2012	1,376,746	4,064,026	457,466

		Subtotal noncontrolled				143,018	115,563

		Total in financial institutions, supplementary and authorized				367,100	308,220

	IN OTHER COMPANIES

	Non controlled

	Local

30500064230	BBVA Consolidar Seguros S.A.	Common	1$	1	1,301,847	23,780	19,983	Insurance	06-30-2013	10,651	194,595	54,534

	Foreign

	Other					68	62

		Subtotal non controlled				23,848	20,045

		Total in other companies				23,848	20,045

		Total investments in other companies				390,948	328,265

EXHIBIT F

MOVEMENT OF PREMISES AND EQUIPMENT AND OTHER ASSETS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2013 AND

THE FISCAL YEAR ENDED DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Transfers	Decreases	Depreciation for the period		Net book value at 06-30-2013	Net book value at 12-31-2012
					Years of useful life	Amount

PREMISES AND EQUIPMENT

Real Estate	372,262	149	244	—,—	50	11,165	361,490	372,262
Furniture and Facilities	160,032	17,478	(1,577)	—,—	10	10,876	165,057	160,032
Machinery and Equipment	84,864	24,550	1,577	1,859	5	24,403	84,729	84,864
Automobiles	2,283	872	(1)	—,—	5	413	2,741	2,283

Total	619,441	43,049	243	1,859		46,857	614,017	619,441

OTHER ASSETS

Construction in progress	—,—	40,408	(244)	262	—,—	—,—	39,902	—,—
Advances to suppliers of goods	4,356	4,683	—,—	999	—,—	—,—	8,040	4,356
Works of Art	992	—,—	—,—	—,—	—,—	—,—	992	992
Leased assets	2,342	—,—	—,—	—,—	50	24	2,318	2,342
Property taken as security for loans	1,912	1,281	1	53	50	35	3,106	1,912
Stationery and office supplies	8,244	20,207	—,—	19,988	—,—	—,—	8,463	8,244
Other	8,448	673	—,—	—,—	50	94	9,027	8,448

Total	26,294	67,252	(243)	21,302		153	71,848	26,294

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS FOR SIX MONTH PERIOD

ENDED JUNE 30, 2013 AND THE FISCAL YEAR ENDED DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Amortization for the period		Net book value at 06-30-2013	Net book value at 12-31-2012
			Years of useful life	Amount

Organization and development expenses (1)	117,193	19,623	1 & 5	23,244	113,572	117,193

Organization and development non-deductible expenses	—,—	16,850	—,—	16,850	—,—	—,—

Total	117,193	36,473		40,094	113,572	117,193

(1)	This caption mainly includes costs from information technology projects and leasehold improvements.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

	06-30-2013		12-31-2012
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest clients	3,162,312	8.57%	3,870,418	11.33%

50 next largest clients	4,006,127	10.86%	3,195,171	9.35%

100 following clients	2,575,754	6.98%	2,148,515	6.29%

Remaining clients	27,157,502	73.59%	24,956,938	73.03%

TOTAL	36,901,695	100.00%	34,171,042	100.00%

EXHIBIT I

BREAKDOWN OF MATURITY TERMS OF DEPOSITS,

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS AND

SUBORDINATED CORPORATE BONDS

AS OF JUNE 30, 2013

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

	Terms remaining to maturity
Description	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total

Deposits	32,969,617	3,206,169	526,548	198,869	432	60	36,901,695

Other liabilities from financial transactions

Argentine Central Bank	64,679	—,—	—,—	—,—	—,—	—,—	64,679

Banks and International Institutions	—,—	108,276	—,—	—,—	—,—	—,—	108,276

Unsubordinated corporate bonds	154,568	—,—	—,—	—,—	—,—	—,—	154,568

Financing received from Argentine financial institutions	31,790	—,—	—,—	—,—	—,—	—,—	31,790

Other	1,863,309	890	1,253	2,741	2,681	2,729	1,873,603

Total	2,114,346	109,166	1,253	2,741	2,681	2,729	2,232,916

TOTAL	35,083,963	3,315,335	527,801	201,610	3,113	2,789	39,134,611

EXHIBIT J

MOVEMENT OF ALLOWANCES FOR THE SIX MONTH PERIOD

ENDED JUNE 30, 2013 AND THE FISCAL YEAR ENDED DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

				Decreases		Book value
Description	Book value at beginning of fiscal year	Increases (5)		Reversals	Applications	06-30-2013	12-31-2012
DEDUCTED FROM ASSETS
Government securities
– For impairment value	188	3	(4)	—,—	—,—	191	188

Loans
– Allowance for doubtful loans	497,041	199,895	(1)	—,—	113,146	583,790	497,041

Other receivables from financial transactions
– Allowance for doubtful receivables and impairment	950	—,—	(1)	32	—,—	918	950

Receivables from financial leases
– Allowance for doubtful receivables and impairment	12,400	3,727	(1)	—,—	786	15,341	12,400

Other receivables
– Allowance for doubtful receivables (2)	293,320	158,398		34	29	451,655	293,320

Total	803,899	362,023		66	113,961	1,051,895	803,899

LIABILITIES-ALLOWANCES

– Contingents commitments (1)	480	178		—,—	—,—	658	480

– Other contingencies	556,937	65,421	(3)	4,550	15,480	602,328	556,937

Total	557,417	65,599		4,550	15,480	602,986	557,417

(1)	Recorded in compliance with the provisions of Communication “A” 3918, as supplemented, of the BCRA, taking into account note 2.3.f).
(2)	Includes mainly the potential loan loss risk arising from the amounts booked as Miscellaneous receivables relating to the petitions for the protection of constitutional rights (Amparos) paid and the deferred tax asset (See note 4.1).
(3)	Recorded to cover possible contingencies that were not considered in other accounts (court orders corresponding to petitions for protection of civil rights, labor, commercial and other lawsuits). (See note 2.3.q).
(4)	Recorded in compliance with the provisions of Communication “A” 4084 of the BCRA.
(5)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income - Gold and foreign currency exchange difference” account, as follow:

– Government Securities	3
– Loans	2,406
– Other receivables	568

EXHIBIT K

CAPITAL STRUCTURE AS OF JUNE 30, 2013

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

SHARES			CAPITAL STOCK
		Votes per share	Issued		Pending issuance or distribution		Paid in
Class	Quantity		Outstanding	In portfolio

Common	536,877,850	1	536,833	—,—	45	(1)	536,878	(2)

(1)	Shares issued and available to stockholders but not as yet withdrawn.
(2)	Fully registered with the Public Registry of Commerce (See note 1.2.).

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF

JUNE 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos

Accounts	06-30-2013							12-31-2012
		Total of the period (per type of currency)
	Total of the period	Euro	US Dollars	Pounds Sterling	Swiss Franc	Yen	Other	Total of the fiscal year
ASSETS

Cash and due from banks	3,073,420	95,609	2,958,899	5,280	3,381	134	10,117	2,010,639
Government and private securities	13,262	—,—	13,262	—,—	—,—	—,—	—,—	187
Loans	1,816,267	—,—	1,816,267	—,—	—,—	—,—	—,—	2,510,234
Other receivables from financial transactions	71,168	21,088	48,712	—,—	456	815	97	22,827
Receivables from financial leases	282	—,—	282	—,—	—,—	—,—	—,—	389
Investments in other companies	1,423	—,—	1,423	—,—	—,—	—,—	—,—	1,300
Other receivables	280,184	207	279,977	—,—	—,—	—,—	—,—	244,654
Suspense items	1,688	—,—	1,688	—,—	—,—	—,—	—,—	634

TOTAL	5,257,694	116,904	5,120,510	5,280	3,837	949	10,214	4,790,864

LIABILITIES

Deposits	3,267,722	53,200	3,214,552	—,—	—,—	—,—	—,—	3,514,335
Other liabilities from financial transactions	622,584	41,430	571,859	3,351	3,341	637	1,966	686,905
Other liabilities	38,567	259	38,308	—,—	—,—	—,—	—,—	67,643
Suspense items	60	1	59	—,—	—,—	—,—	—,—	869

TOTAL	3,928,933	94,890	3,824,748	3,351	3,341	637	1,966	4,269,752

MEMORANDUM ACCOUNTS

Debit accounts (except contra debit accounts)
Contingent	1,172,139	115,726	1,056,413	—,—	—,—	—,—	—,—	1,014,040
Control	17,625,573	141,938	17,452,082	—,—	487	—,—	31,066	15,796,995

TOTAL	18,797,712	257,664	18,508,495	—,—	487	—,—	31,066	16,811,035

Credit accounts (except contra credit accounts)
Contingent	264,262	21,799	242,374	89	—,—	—,—	—,—	217,488
Control	66,573	9,135	57,438	—,—	—,—	—,—	—,—	189,468

TOTAL	330,835	30,934	299,812	89	—,—	—,—	—,—	406,956

EXHIBIT N

ASSISTANCE TO RELATED CLIENTS AND AFFILIATES

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

	Status
Concept	Normal	With special follow-up / Low risk	With problems / Medium risk		With high risk of uncollectibility / High risk		Uncollectible	Classified uncollectible as such under regulatory requirements	Total (1)
			Not yet matured	Past-due	Not yet matured	Past-due			06-30-2013	12-31-2012

1. Loans	1,752,904	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,752,904	1,646,770

– Overdraft	1,546	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,546	5,177

Without senior security or counter guaranty	1,546	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,546	5,177

– Discounted Instruments	1,643	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,643	—,—

Without senior security or counter guaranty	1,643	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,643	—,—

– Real Estate Mortgage and Collateral Loans	2,432	—,—	—,—	—,—	—,—	—,—	—,—	—,—	2,432	954

Other collaterals and counter guaranty “B”	2,432	—,—	—,—	—,—	—,—	—,—	—,—	—,—	2,432	954

– Consumer	2,849	—,—	—,—	—,—	—,—	—,—	—,—	—,—	2,849	1,268

Without senior security or counter guaranty	2,849	—,—	—,—	—,—	—,—	—,—	—,—	—,—	2,849	1,268

– Credit Cards	2,242	—,—	—,—	—,—	—,—	—,—	—,—	—,—	2,242	1,879

Without senior security or counter guaranty	2,242	—,—	—,—	—,—	—,—	—,—	—,—	—,—	2,242	1,879

– Other	1,742,192	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,742,192	1,637,492

Without senior security or counter guaranty	1,742,192	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,742,192	1,637,492

2. Other receivables from financial transactions	26,833	—,—	—,—	—,—	—,—	—,—	—,—	—,—	26,833	22,356

3. Receivables from financial leases and other	151	—,—	—,—	—,—	—,—	—,—	—,—	—,—	151	86

4. Contingent commitments	84,866	—,—	—,—	—,—	—,—	—,—	—,—	—,—	84,866	91,702

5. Investments in other companies and private securities	369,850	—,—	—,—	—,—	—,—	—,—	—,—	—,—	369,850	310,028

Total	2,234,604	—,—	—,—	—,—	—,—	—,—	—,—	—,—	2,234,604	2,070,942

Total Allowances	17,587	—,—	—,—	—,—	—,—	—,—	—,—	—,—	17,587	16,652

(1)	Maximum amount granted to related clients during June 2013 and December 2012, respectively, according to BCRA rules.

EXHIBIT O

FINANCIAL DERIVATIVES INSTRUMENTS

AS OF JUNE 30, 2013

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

Type of contract	Purpose of transactions	Underlying asset	Type of Settlement	Traded at / Counterparty	Weighted average term as originally agreed (months)	Weighted average residual term (months)	Weighted average term for difference settlements (days)	Amount

Swaps	Financial transactions – own account	—	Upon expiration of differences	Residents in Argentina – Financial sector	20	12	44	1,222,827

Swaps	Interest rate hedge	—	Upon expiration of differences	Residentes in Argentina – Non-financial sector	122	76	13	45,891

Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	MAE	5	3	1	6,196,222

Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	ROFEX	5	2	1	2,453,842

Repo transactions	Financial transactions – own account	Other	Upon expiration of differences	Residents in Argentina – Financial sector	1	1	1	994,687

Repo transactions	Financial transactions – own account	Federal Government Bonds	Upon expiration of differences	Residents in Argentina – Financial sector	1	1	1	20,920

TOTAL								10,934,389

CONSOLIDATED BALANCE SHEETS AS OF

JUNE 30, 2013 AND DECEMBER 31, 2012

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 19 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	06-30-2013	12-31-2012
ASSETS:
A. CASH AND DUE FROM BANKS:
Cash	1,547,771	1,879,436
Due from banks and correspondents	6,544,953	6,735,453

Argentine Central Bank (BCRA)	6,441,318	6,597,330
Other local	788	746
Foreign	102,847	137,377

	8,092,724	8,614,889

B. GOVERNMENT AND PRIVATE SECURITIES (Note 7.a):
Holdings booked at fair value	1,232,001	1,832,079
Holdings booked at amortized cost	164	164
Instruments issued by the BCRA	3,149,269	2,201,676
Investments in listed private securities	45,319	68,115

Less: Allowances	191	188

	4,426,562	4,101,846

C. LOANS:
To government sector (Exhibit 1)	74,850	35,067
To financial sector (Exhibit 1)	1,545,330	1,493,493

Interfinancial – (Call granted)	242,000	162,000
Other financing to local financial institutions	1,065,356	1,127,298
Interest and listed-price differences accrued and pending collection	237,974	204,195

To non financial private sector and residents abroad (Exhibit 1)	30,589,468	27,488,728

Overdraft	6,126,895	5,097,179
Discounted instruments	4,249,685	4,240,993
Real estate mortgage	1,008,506	877,775
Collateral Loans	3,027,994	2,479,398
Consumer	5,380,992	4,772,798
Credit cards	5,459,976	4,729,243
Other	4,984,929	4,921,690
Interest and listed-price differences accrued and pending collection	427,483	443,065
Less: Interest documented together with main obligation	76,992	73,413

Less: Allowances	618,891	523,857

	31,590,757	28,493,431

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	550,751	537,997
Amounts receivable for spot and forward sales to be settled	1,039,333	931
Instruments to be received for spot and forward purchases to be settled	98,935	18
Unlisted corporate bonds (Exhibit 1)	2,994	15,973
Non-deliverable forward transactions balances to be settled	25,475	8,834
Other receivables not covered by debtor classification regulations	—,—	404
Other receivables covered by debtor classification regulations (Exhibit 1) (Note 7.b)	167,401	140,218

Less: Allowances	4,151	3,450

	1,880,738	700,925

E. RECEIVABLES FROM FINANCIAL LEASES:
Receivables from financial leases (Exhibit 1)	1,357,840	1,108,152
Interest accrued pending collection (Exhibit 1)	19,342	15,316

Less: Allowances	16,711	13,234

	1,360,471	1,110,234

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions	124,841	98,506
Other (Note 7.c)	52,426	47,495

	177,267	146,001

G. OTHER RECEIVABLES:
Other (Note 7.d)	1,421,662	1,135,000
Other interest accrued and pending collection	8,121	6,114

Less: Allowances	465,890	306,529

	963,893	834,585

H. PREMISES AND EQUIPMENT:	614,651	619,981

I. OTHER ASSETS:	79,471	34,095

J. INTANGIBLE ASSETS:
Organization and development expenses	113,708	117,331

	113,708	117,331

K. SUSPENSE ITEMS:	7,936	10,811

L. OTHER SUBSIDIARIES’ ASSETS (Note 7.e):	450	450

TOTAL ASSETS:	49,308,628	44,784,579

(Contd.)

CONSOLIDATED BALANCE SHEETS AS OF

JUNE 30, 2013 AND DECEMBER 31, 2012

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 19 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	06-30-2013	12-31-2012
LIABILITIES:

M. DEPOSITS:
Government sector	1,313,723	2,122,608
Financial sector	36,562	18,787
Non financial private sector and residents abroad	35,525,678	32,023,658

Checking accounts	9,223,998	8,791,731
Savings deposits	10,900,141	9,803,777
Time deposits	14,490,405	12,653,990
Investments accounts	5,420	6,929
Other	738,099	639,281
Interest and listed-price differences accrued payable	167,615	127,950

	36,875,963	34,165,053

N. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank	64,679	51,936

Other	64,679	51,936

Banks and International Institutions	107,704	262,770
Unsubordinated corporate bonds	633,133	649,993
Amounts payable for spot and forward purchases to be settled	72,167	18
Instruments to be delivered for spot and forward sales to be settled	1,091,301	926
Financing received from Argentine financial institutions	525,133	344,683

Interfinancial (call received)	30,000	20,000
Other financings from local financial institutions	495,110	324,655
Interest accrued payable	23	28
Non-deliverable forward transactions balances to be settled	1,431	928
Other (Note 7.f)	1,970,389	1,939,689
Interest and listed-price differences accrued payable	50,526	34,180

	4,516,463	3,285,123

O. OTHER LIABILITIES:
Fees payable	739	103
Other (Note 7.g)	1,331,763	1,419,077

	1,332,502	1,419,180

P. ALLOWANCES:	692,209	644,962

Q. SUSPENSE ITEMS:	16,506	20,007

R. OTHER SUBSIDIARIES’ LIABILITIES (Note 7.h):	337	337

TOTAL LIABILITIES:	43,433,980	39,534,662

S. MINORITY INTEREST IN SUBSIDIARIES (Note 4):	143,097	117,981

STOCKHOLDERS’ EQUITY:	5,731,551	5,131,936

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	49,308,628	44,784,579

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See note 19 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	06-30-2013	12-31-2012
DEBIT ACCOUNTS

Contingent
– Borrowings (unused balances)	33,530	43,950
– Guaranties received	9,802,488	7,759,627
– Contra contingent debit accounts	1,333,028	896,169

	11,169,046	8,699,746

Control
– Receivables classified as irrecoverable	401,254	371,935
– Other (Note 7.i)	68,674,111	65,927,867
– Contra control debit accounts	1,141,761	1,642,287

	70,217,126	67,942,089

Derivatives
– “Notional” amount of non-deliverable forward transactions	4,743,535	3,452,819
– Interest rate SWAP	1,114,127	878,657
– Contra debit derivatives accounts	3,906,529	2,865,678

	9,764,191	7,197,154

For trustee activities
– Funds in trust	6,582	6,585

	6,582	6,585

TOTAL	91,156,945	83,845,574

CREDIT ACCOUNTS

Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit 1)	717,565	322,959
– Guaranties provided to the BCRA	119,356	131,094
– Other guaranties given covered by debtor classification regulations (Exhibit 1)	216,626	188,521
– Other guaranties given non covered by debtor classification regulations	185,676	177,080
– Other covered by debtor classification regulations (Exhibit 1)	93,805	76,515
– Contra contingent credit accounts	9,836,018	7,803,577

	11,169,046	8,699,746

Control
– Items to be credited	1,026,732	1,404,173
– Other	115,029	238,114
– Contra control credit accounts	69,075,365	66,299,802

	70,217,126	67,942,089

Derivatives
– “Notional” amount of non-deliverable forward transactions	3,906,529	2,865,678
– Contra credit derivatives accounts	5,857,662	4,331,476

	9,764,191	7,197,154

For trustee activities
– Contra credit accounts for trustee activities	6,582	6,585

	6,582	6,585

TOTAL	91,156,945	83,845,574

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 19 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	06-30-2013	06-30-2012
A. FINANCIAL INCOME

Interest on cash and due from banks	54	—,—
Interest on loans to the financial sector	143,631	119,591
Interest on overdraft	543,010	302,564
Interest on discounted instruments	334,284	249,268
Interest on real estate mortgage	72,946	58,741
Interest on collateral loans	270,607	177,841
Interest on credit card loans	431,473	297,492
Interest on other loans	994,552	753,128
Interest from other receivables from financial transactions	18,932	18,074
Interest on financial leases	106,289	76,931
Income from secured loans – Decree 1387/01	2,632	2,612
Net income from government and private securities	149,085	309,320
Net income from options	—,—	255
Indexation by CER	66,936	65,296
Gold and foreign currency exchange difference	138,769	93,989
Other	134,209	131,850

	3,407,409	2,656,952

B. FINANCIAL EXPENSE

Interest on savings deposits	6,599	5,527
Interest on time deposits	970,316	716,888
Interest on interfinancial financing (call received)	1,499	1,443
Interest on other financing from financial institutions	42,990	19,147
Interest on other liabilities from financial transactions	65,328	56,010
Other interest	2,978	3,763
Indexation by CER	56	90
Contribution to the deposit guaranty fund	29,940	25,687
Other	220,865	126,497

	1,340,571	955,052

GROSS INTERMEDIATION MARGIN – GAIN	2,066,838	1,701,900

C. ALLOWANCES FOR LOAN LOSSES	208,633	77,315

D. SERVICE CHARGE INCOME

Related to lending transactions	636,550	424,036
Related to liability transactions	528,740	430,227
Other commissions	57,334	52,797
Other (Note 7.j)	357,191	248,512

	1,579,815	1,155,572

E. SERVICE CHARGE EXPENSE

Commissions	281,309	202,551
Other (Note 7.k)	146,064	97,861

	427,373	300,412

(Contd.)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 19 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	06-30-2013	06-30-2012

F. ADMINISTRATIVE EXPENSES

Payroll expenses	1,076,116	840,882
Fees to Bank Directors and Supervisory Committee	1,767	1,151
Other professional fees	28,017	21,512
Advertising and publicity	83,726	53,808
Taxes	146,464	107,337
Fixed assets depreciation	46,914	37,911
Organizational expenses amortization	23,262	18,360
Other operating expenses	253,902	192,894
Other	201,709	145,205

	1,861,877	1,419,060

NET GAIN FROM FINANCIAL TRANSACTIONS	1,148,770	1,060,685

RESULTS OF MINORITY INTEREST IN SUBSIDIARIES	(25,116)	(16,230)

G. OTHER INCOME

Income from long-term investments	40,556	29,329
Punitive interests	6,534	4,171
Loans recovered and reversals of allowances	42,670	34,426
Other (Note 7.l)	209,278	200,610

	299,038	268,536

H. OTHER EXPENSE

Punitive interests and charges paid to BCRA	25	22
Charge for uncollectibility of other receivables and other allowances	228,774	234,865
Amortization of difference arising from judicial resolutions	16,850	8,150
Depreciation and losses from miscellaneous assets	153	206
Other	28,837	33,170

	274,639	276,413

NET GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	1,148,053	1,036,578

I. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	548,438	465,207

NET INCOME FOR THE PERIOD	599,615	571,371

The accompanying notes 1 through 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 19 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	06-30-2013	06-30-2012
CHANGES IN CASH AND CASH EQUIVALENTS

Cash and cash equivalents at the beginning of the fiscal year	9,048,450 (1)	6,618,270 (1)
Cash and cash equivalents at the end of the period	8,648,049 (1)	6,615,720 (1)

Net decrease in cash and cash equivalents	(400,401)	(2,550)

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities

Net collections/ (payments) from:
– Government and private securities	(203,368)	29,914
– Loans	82,879	1,347,087

to financial sector	131,442	(84,985)
to non-financial public sector	(36,736)	16,474
to non-financial private sector and residents abroad	(11,827)	1,415,598
– Other receivables from financial transactions	(19,259)	(13,575)
– Receivables from financial leases	(250,237)	(5,984)
– Deposits	1,452,099	(7,686)

to financial sector	17,775	10,328
to non-financial public sector	(809,981)	254,700
to non-financial private sector and residents abroad	2,244,305	(272,714)
– Other liabilities from financial transactions	61,529	(357,478)

Financing from financial or interfinancial sector (call received)	10,000	(109,200)
Others (except liabilities included in Financing Activities)	51,529	(248,278)
Collections related to service charge income	1,575,512	1,153,171
Payments related to service charge expense	(422,494)	(300,172)
Administrative expenses paid	(1,817,979)	(1,421,065)
Organizational and development expenses paid	(15,704)	(14,492)
Net collections from punitive interest	5,764	3,667
Differences from judicial resolutions paid	(16,850)	(8,150)
Collections of dividends from other companies	11,467	7,090
Other collections related to other income and expenses	255,982	220,847

Net cash flows provided by operating activities	699,341	633,174

Investment activities

Net payments from premises and equipment	(41,341)	(20,752)
Net payments from other assets	(45,772)	(1,438)
Collections from sales of ownership interests in other companies	—,—	15,174
Other payments from investment activities	(332,650)	(352,219)

Net cash flows used in investment activities	(419,763)	(359,235)

Financing activities

Net collections / (payments) from:
– Unsubordinated corporate bonds	(16,860)	329,700
– Argentine Central Bank	12,652	474

Other	12,652	474
– Banks and international agencies	(155,066)	108,145
– Financing received from local financial institutions	170,455	(51,280)
Other payments from financing activities	(691,214)	(663,528)

Net cash flows used in financing activities	(680,033)	(276,489)

Financial results and results from holdings of cash and cash equivalents (including interest)	54	—,—

Net decrease in cash and cash equivalents	(400,401)	(2,550)

(1)	See note 6 “Statement of cash and cash equivalents flow”.

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF JUNE 30, 2013, PRESENTED IN COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2012, AND THE STATEMENTS OF INCOME AND CASH AND CASH EQUIVALENTS FLOW AS OF JUNE 30, 2012

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 19 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences, BBVA Banco Francés S.A. (hereinafter indistinctly referred to as either “BBVA Francés” or the “Bank”) has consolidated – line by line – its balance sheets as of June 30, 2013 and the end of the previous fiscal year, and the statements of income and cash and cash equivalents flow for the six month periods ended June 30, 2013 and 2012, as per the following detail:

•	As of June 30, 2013:

a)	With the financial statements of BBVA Francés Valores Sociedad de Bolsa S.A., PSA Finance Argentina Cía. Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión for the six month periods ended June 30, 2013 and 2012.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) for the fiscal year ended June 30, 2013 and 2012.

•	As of December 31, 2012:

a)	With the financial statements of BBVA Francés Valores Sociedad de Bolsa S.A., PSA Finance Argentina Cía. Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión for the fiscal years ended December 31, 2012.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) for the six month period ended December 31, 2012.

The results and cash and cash equivalents flow of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) have been adjusted for purposes of comparison of the fiscal years of companies consolidating on the basis of a six month period ended on June 30, 2013 and 2012.

Interests in subsidiaries as of June 30, 2013 and the end of the previous fiscal year are listed below:

	Shares			Interest percentage in
	Type	Quantity		Total Capital		Possible Votes
Companies		06-30-2013	12-31-2012	06-30-2013	12-31-2012	06-30-2013	12-31-2012

BBVA Francés Valores Soc. de Bolsa S.A.	Common	12,396	12,396	96.9953	96.9953	96.9953	96.9953
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	Common	35,425,947	35,425,947	53.8892	53.8892	53.8892	53.8892
PSA Finance Argentina Cía Financiera S.A.	Common	26,089	26,089	50.0000	50.0000	50.0000	50.0000
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	Common	230,398	230,398	95.0000	95.0000	95.0000	95.0000

Total assets, liabilities and stockholders’ equity in accordance with the criteria defined in note 2 below, as of June 30, 2013 and the end of the previous fiscal year and net income balances for the six month periods ended June 30, 2013 and 2012, are listed below:

	Assets		Liabilities		Stockholders’ Equity		Net income/ gain-(loss)
Companies	06-30-2013	12-31-2012	06-30-2013	12-31-2012	06-30-2013	12-31-2012	06-30-2013	06-30-2012

BBVA Francés Valores Soc. de Bolsa S.A.	20,017	19,583	3,203	3,780	16,814	15,803	1,011	1,151

Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	105,414	106,381	91,118	89,731	14,296	16,650	(2,354)	(1,038)

PSA Finance Argentina Cía Financiera S.A.	2,407,523	1,924,231	2,135,727	1,704,759	271,796	219,472	52,324	33,563

BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	73,339	66,619	5,790	4,914	67,549	61,705	5,844	4,114

Aplica Soluciones Argentinas S.A. (en liquidación)	—,—	—,—	—,—	—,—	—,—	—,—	—,—	(279)

2.	VALUATION METHODS

The financial statements of the subsidiaries have been prepared based on similar methods to those applied by the Bank for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in note 2 to the stand-alone financial statements of the Bank. The following are the main differences with the professional accounting standards:

a)	Arising from the application of the accounting standards laid down by the National Superintendence of Insurance (SSN) and the main differences with the professional accounting standards in force in Argentina:

The items included under the captions Other subsidiaries’ assets and Other subsidiaries’ liabilities were valued in accordance with the regulations of the SSN.

b)	Arising from the application of the accounting standards laid down by BCRA and the professional accounting standards in force in Argentina:

•

The commissions paid by PSA Finance Argentina Cía. Financiera S.A. to dealers for granting financing to companies and to the public in general in connection with purchases and sales of automobiles, which in accordance with the rules established by the BCRA are charged to the Income Statement, should be accrued throughout the duration of the loans generated by said dealers in accordance with currently applicable professional accounting standards. Had this criterion been applied, shareholders’ equity would have been increased by 10,467 and 10,636 as of June 30, 2013 and the end of the previous fiscal year, respectively.

•

The Bank has not made disclosures required by professional accounting standards in force in Argentina on discontinued operations or discontinuation in relation to the process of liquidating its subsidiary Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)

3.	REFORM OF THE INTEGRATED RETIREMENT AND PENSION SYSTEM

Law No. 26,425- Dissolution and liquidation of Consolidar A.F.J.P. S.A.:

Law No. 26,425, which came into force on December 4, 2008, mandated that the capitalization system that used to be an integral part of the Integrated Retirement and Pension System was to be suppressed and replaced by a single pay-as-you-go system that is now known as the Argentine Integrated Social Security System (SIPA). As a consequence, Consolidar A.F.J.P. S.A. ceased to manage the funds held in the individual capitalization accounts opened by the members and beneficiaries of the Integrated Retirement and Pension System. Said funds were transferred to the Fund to Guarantee the Sustainability of the State-run Social Security System exactly as they had been invested and it is now the Argentine Social Security Authority (ANSES) the only and sole holder of said assets and funds.

Besides, on October 29, 2009, ANSES issued its Resolution No. 290/2009 whereby it granted a term of 30 working days to the pension fund managers that could be interested in re-converting their corporate purpose in order to manage the funds held as voluntary term deposits and as agreed-upon deposits in capitalization accounts for them to express their decision to do so.

Given the above situation and the inability of Consolidar A.F.J.P. S.A. to attain the corporate purpose and conduct the business for which it had been formed, on December 28, 2009, its Extraordinary General Unanimous Shareholders’ Meeting adopted the resolution to dissolve and subsequently liquidate Consolidar A.F.J.P. S.A. effective as of December 31, 2009 on the understanding that such will be the best alternative to safeguard the interests of both the creditors and the shareholders of the Company. In addition, as set forth in the Argentine Companies Law, the Shareholders’ Meeting decided to appoint Accountant Mr. Gabriel Orden and Mr. Rubén Lamandia to act as liquidators of Consolidar A.F.J.P. S.A. As of December 31, 2009 these gentlemen have been designated as the Company’s legal representatives. As of the date of issuance of these financial statements, they are moving forward with all the actions necessary to proceed with the liquidation of Consolidar A.F.J.P. S.A.

On January 28, 2010, the dissolution of Consolidar A.F.J.P. S.A. as well as the list of designated liquidators were registered with the Supervisory Board of Companies (IGJ)

In addition, the Extraordinary General Shareholders’ Meeting of Consolidar A.F.J.P. S.A. approved a voluntary reduction in capital stock for 75,000 on October 19, 2009. In turn, the IGJ conferred its approval to the capital reduction mentioned on January 11, 2010. In this respect, on January 19, 2010 the shareholders were transferred their capital contributions in conformity with the above-mentioned reduction.

BBVA Francés, in its capacity as shareholder requested that Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) should file a note with the Argentine Ministry of Economy and Public Finance and with the Argentine Social Security Authority to commence discussions within the framework of Law No. 26,425 in order to identify one or more resolution alternatives in connection with the consequences resulting from the events caused by the enactment of that Law. This note was filed by Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) on June 11, 2010.

On December 7, 2010, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) filed an action for damages against the National State and the Ministry of Labor, Employment and Social Security with the court of original Federal Jurisdiction over Contentious Administrative Matters No. 4, Clerk of Court’s Office No. 7, case file No. 40,437/2010. The complaint was ratified by BBVA Francés in its capacity as majority shareholder in that Company. On July 15, 2011, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) and BBVA Francés filed with the same court an enhanced complaint for determining the amounts claimed as damages. On March 9, 2012, the Court ordered the service of process on the National State. On November 23, 2012, the Court handed down a resolution demanding the production of evidence within a term of forty days. On May 13, 2013, the Court hearing in the case ordered that evidence be produced. The Company is providing depositions, documentary evidence and expert witnesses’ reports. On May 28, 2013, the Company furnished the Court with the briefs and depositions of its witnesses.

4.	MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	06-30-2013	12-31-2012
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	6,592	7,677
BBVA Francés Valores Sociedad de Bolsa S.A.	506	475
PSA Finance Argentina Cía Financiera S.A.	135,898	109,736
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	101	93

Total	143,097	117,981

5.	RESTRICTIONS ON ASSETS

a)	BBVA Francés Valores Sociedad de Bolsa S.A. holds two shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 10,300 as of June 30, 2013 and the end of the previous fiscal year. These shares have been pledged in favor of “CHUBB Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of stock broking companies with their obligations.

b)	See note 7 to the stand-alone financial statements of the Bank.

6.	STATEMENT OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	06-30-2013	12-31-2012	06-30-2012	12-31-2011

a) Cash and due from banks	8,091,833	8,613,997	6,363,238	6,353,428

b) Goverment securities	74,716	102,453	41,482	85,342

c) Loans to financial sectors, call granted maturity date less than three months as from the end of each period or fiscal year	481,500	332,000	211,000	179,500

CASH AND CASH EQUIVALENTS	8,648,049	9,048,450	6,615,720	6,618,270

Items b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months as from the end of each period or fiscal year.

7.	BREAKDOWN OF MAIN ITEMS

The detail of the main items included in financial statements is as follows:

	06-30-2013	12-31-2012

a) GOVERNMENT AND PRIVATE SECURITIES

* Holdings booked at fair value

Secured Bonds due in 2020	855,559	932,463
Federal Government Bonds in Pesos Badlar + 275 bp due in 2014	234,747	731,702
Secured Bonds due in 2018	101,315	151,422
Federal Government Bonds in Pesos Badlar + 300 bp due in 2015	20,920	—,—
Federal Government Bonds in US dollars 7% 2017	10,340	—,—
Discount Bonds in pesos	—,—	10,560
Other	9,120	5,932

Total	1,232,001	1,832,079

	06-30-2013	12-31-2012

* Holdings booked at amortized cost

Other	164	164

Total	164	164

* Instruments issued by the BCRA

BCRA Bills (LEBAC)	3,065,693	2,201,676
BCRA Notes (NOBAC)	83,576	—,—

Total	3,149,269	2,201,676

* Investments in listed private securities

FBA Ahorro Pesos Investment Fund	33,854	55,329
FBA Renta Pesos Investment Fund	10,446	4,583
HF Pesos Plus – Clase I Investment Fund	—,—	6,751
Other	1,019	1,452

Total	45,319	68,115

– Allowances	(191)	(188)

Total	4,426,562	4,101,846

b) OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS – Other receivables covered by debtor classification regulations

Fees receivable	143,680	122,346
Other	23,721	17,872

Total	167,401	140,218

c) INVESTMENTS IN OTHER COMPANIES – Other

In companies-supplementary activities	28,578	27,450
In other companies – unlisted	23,848	20,045

Total	52,426	47,495

	06-30-2013	12-31-2012

d) OTHER RECEIVABLES – Other

Tax prepayments	424,086	272,860
Guarantee deposits	414,770	290,105
Miscellaneous receivables	239,705	211,222
Loans to personnel	188,062	188,260
Prepayments	147,447	163,941
Other	7,592	8,612

Total	1,421,662	1,135,000

e) OTHER SUBSIDIARIES’ ASSETS

Other related to pension fund management business	450	450

Total	450	450

f) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS – Other

Accounts payable for consumption	887,507	757,046
Other withholdings and collections at source	352,818	418,198
Collections and other operations for the account of third parties	278,139	258,616
Money orders payable	176,149	197,243
Social security payment orders pending settlement	64,983	7,547
Loans received from Fondo Tecnológico Argentina (FONTAR) and Banco de Inversión y Comercio Exterior (BICE)	56,773	46,520
Pending Banelco debit transactions	32,420	105,288
Loans received from Interamerican Development Bank (IDB)	5,289	8,204
Other	116,311	141,027

Total	1,970,389	1,939,689

g) OTHER LIABILITIES – Other

Accrued taxes	493,569	562,448
Miscellaneous payables	447,257	476,876
Accrued salaries and payroll taxes	278,567	304,845
Amounts collected in advance	110,601	73,173
Other	1,769	1,735

Total	1,331,763	1,419,077

h) OTHER SUBSIDIARIES’ LIABILITIES

Other related pension fund management business	337	337

Total	337	337

	06-30-2013	12-31-2012

i) MEMORANDUM ACCOUNTS – DEBIT – CONTROL – Other

Securities representative of investment in escrow on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic	43,694,596	41,951,890
Items in safekeeping	21,239,014	20,096,342
Checks not yet credited	2,714,470	2,756,890
Collections items	468,214	495,183
Checks drawn on the Bank pending clearing	401,716	515,628
Other	156,101	111,934

Total	68,674,111	65,927,867

	06-30-2013	06-30-2012

j) SERVICE CHARGE INCOME – Other

Commissions for hiring of insurances	154,648	119,054
Commissions for loans and guaranties	70,535	36,690
Rental of safe-deposit boxes	53,436	46,247
Commissions for escrow	10,376	5,298
Commissions for transportations of values	10,301	8,412
Commissions for capital market transactions	9,237	2,446
Commissions for salary payment	4,541	4,757
Commissions for trust management	490	470
Other	43,627	25,138

Total	357,191	248,512

k) SERVICE CHARGE EXPENSE – Other

Turn-over tax	112,735	70,524
Insurance paid on lease transactions	23,871	16,742
Other	9,458	10,595

Total	146,064	97,861

l) OTHER INCOME – Other

Deferred income tax (1)	154,900	125,100
Interest on loans to personnel	13,938	12,997
Related parties expenses recovery	11,900	8,403
Income from the Credit Card Guarantee Fund	6,711	9,132
Rent	691	1,118
Gain from the sale of premises and equipment and other assets	106	41,558
Other	21,032	2,302

Total	209,278	200,610

(1)	Offset by a charge for the same amount in the line Charge for uncollectibility of other receivables and other allowances under the caption Other expense item.

EXHIBIT 1

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See note 19 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	06-30-2013	12-31-2012

COMMERCIAL PORTFOLIO

Normal performance	17,940,488	16,291,376

Preferred collaterals and counter guaranties “A”	706,464	493,035
Other collaterals and counter guaranties “B”	498,427	367,656
Without senior security or counter guaranties	16,735,597	15,430,685

With special follow-up	10,338	9,700

Under to an observation
Without senior security or counter guaranties	10,338	9,700

With high risk of uncollectibility	31,040	13,814

Other collaterals and counter guaranties “B”	791	525
Without senior security or counter guaranties	30,249	13,289

Uncollectible	2,285	3,234

Without senior security or counter guaranties	2,285	3,234

Total	17,984,151	16,318,124

EXHIBIT 1

(Contd.)

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF JUNE 30, 2013 AND DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See note 19 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	06-30-2013	12-31-2012

CONSUMER AND HOUSING PORTFOLIO

Normal performance	16,377,559	14,220,071

Preferred collaterals and counter guaranties “A”	23,010	17,663
Other collaterals and counter guaranties “B”	3,449,769	2,973,466
Without senior security or counter guaranties	12,904,780	11,228,942

Low risk	189,571	168,524

Preferred collaterals and counter guaranties “A”	—,—	273
Other collaterals and counter guaranties “B”	60,924	59,976
Without senior security or counter guaranties	128,647	108,275

Medium risk	126,115	97,866

Other collaterals and counter guaranties “B”	21,267	16,776
Without senior security or counter guaranties	104,848	81,090

High risk	80,299	63,049

Other collaterals and counter guaranties “B”	32,376	23,852
Without senior security or counter guaranties	47,923	39,197

Uncollectible	27,306	17,145

Other collaterals and counter guaranties “B”	17,675	8,877
Without senior security or counter guaranties	9,631	8,268

Uncollectible, classified as such under regulatory requirements	220	163

Other collaterals and counter guaranties “B”	23	50
Without senior security or counter guaranties	197	113

Total	16,801,070	14,566,818

General Total (1)	34,785,221	30,884,942

(1)	Items included: Loans (before allowances); Other receivables from financial transactions: Unlisted corporate bonds and Other receivables covered by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts – Credit – Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

INDEPENDENT AUDITORS’ LIMITED REVIEW REPORT

To the President and the Board of Directors of

BBVA BANCO FRANCÉS S.A.

Reconquista 199

City of Buenos Aires

1.	Identification of the financial statements subject to our review

We have reviewed:

a)	the accompanying interim financial statements of BBVA BANCO FRANCÉS S.A. (“BBVA Francés” or the “Bank”), which comprise the balance sheet as of June 30, 2013 and the statement of income, statement of changes in stockholders’ equity and cash and cash equivalents flow for the six-month period then ended, with their notes 1 to 19 (notes 2 and 4 describe a summary of significant accounting policies), and supplemental Exhibits “A” through “L”, “N” and “O”; and

b)	the accompanying consolidated financial statements of BBVA Francés and its subsidiaries (listed in note 1 to the consolidated financial statements), which comprise the consolidated balance sheet as of June 30, 2013 and the consolidated statement of income and the consolidated cash and cash equivalents flow for the six-month period then ended, with their notes 1 to 7 (note 2 describe a summary of significant accounting policies) and the supplemental Exhibit 1.

The interim financial statements and certain related supplemental information detailed in paragraphs a) and b) above, are presented for comparative purposes with the financial statements (both stand-alone and the consolidated financial statements) and supplemental information for the year ended December 31, 2012 and for the six-month period ended June 30, 2012.

The Bank is responsible for the preparation and fair presentation of such financial statements in conformity with applicable accounting standards. It is also responsible for the existence of internal control considered necessary to enable the presentation of financial statements free from material misstatement, whether due to errors or omissions or to irregularities. Our responsibility is to issue a limited review report on such interim financial statements, based on our limited review performed in accordance with the scope described in caption 2 of this report.

2.	Scope of our review

Our review was conducted in accordance with standards set forth by Technical Pronouncement N° 7 of the Argentine Federation of Professional Councils in Economic Sciences and the “Minimum Standards applicable for External Audits” established by the Argentine Central Bank (B.C.R.A.) for the limited reviews of financial statements corresponding to interim periods. These standards determine a scope which is substantially less than the application of all auditing procedures necessary to be able to issue an audit opinion on financial statements taken as a whole. Accordingly, we do not express an opinion on the balance sheet position of the Bank as of June 30, 2013, on the results of its operations, the changes in its stockholders´equity and its cash and cash equivalents flow for the six-month period then ended.

3.	Explanatory paragraph

The interim stand-alone and consolidated financial statements referred to in paragraphs a) and b) of caption 1 of this report have been prepared by the Bank in accordance with the accounting standards established by the B.C.R.A., which differ from the Argentine professional accounting standards concerning the matters indicated in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

4.	Limited review report

Based on our limited review procedures performed with the scope indicated in caption 2 of this report, we are in position to report that:

a)	the interim financial statements of BBVA Francés both individually and consolidated with its subsidiaries companies mentioned in paragraphs a) and b) of caption 1 of this report, give consideration to all the significant facts and circumstances of which we are aware of, and

b)	we have no observations to present on the referred financial statements, other than those indicated under caption 3.

Our Independent Auditors’ Report on the financial statements for the year ended December 31, 2012, whose figures are presented for comparative proposes and relate to those included in the financial statements corresponding to such fiscal year, was issued on February 7, 2013 and was qualified due to certain departures from Argentine professional accounting standards, described in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

Our Independent Auditors’ Limited Review Report on the interim financial statements for the six-month period ended June 30, 2012, whose figures are presented for comparative proposes and relate to those included in the financial statements corresponding to such interim period, was issued on August 9, 2012, including an observation originated in certain departures from Argentine professional accounting standards, described in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

5.	English translation of statutory financial statements

This report and the financial statements referred to in caption 1 have been translated into English for the convenience of English-speaking readers. As further explained in note 19 to the accompanying stand-alone financial statements, the financial statements (both the stand-alone and the consolidated financial statements) are the English translation of those originally prepared by the Bank in Spanish and presented in accordance with the accounting standards of B.C.R.A. and except for the matters described in caption 3, with the Argentine professional accounting standards. The effects of the differences between the accounting standards of B.C.R.A. and the Argentine professional accounting standards, and the accounting principles generally accepted in the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations, stockholders’ equity or cash and cash equivalents flow in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

City of Buenos Aires, August 8, 2013.

ROXANA M. FIASCHE

Partner

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.